EXHIBIT 2.3

1 July 2004

(1) MEGGITT ACQUISITION LIMITED

(2) MEGGITT PLC

and

(3) STANDARD AERO HOLDINGS, INC.

SEPARATION AGREEMENT RELATING TO
THE DESIGN AND MANUFACTURING DIVISION AND
THE ENGINE REPAIR AND OVERHAUL DIVISION OF THE
DUNLOP STANDARD AEROSPACE GROUP

LATHAM & WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom

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Page
32. INVALIDITY	44
33. COUNTERPARTS	44
34. WAIVER	45
35. SURVIVAL	45
36. FURTHER ASSURANCE	45
37. NOTICES	45
38. GENERAL	47
39. CONFLICT WITH OTHER AGREEMENTS	47
40. GOVERNING LAW AND JURISDICTION	47
41. ADDRESS FOR SERVICE	47
SCHEDULE 1a – ERO TRANSFERRED MARKS
SCHEDULE 1b – D&M TRANSFERRED MARKS
SCHEDULE 2 - PROCEDURES FOR RESOLVING PURCHASE PRICE ADJUSTMENT IN DSAG PURCHASE AGREEMENT AND ERO PURCHASE AGREEMENT
SCHEDULE 3 - INTRA GROUP DEBT
SCHEDULE 4 - 2ND ESCROW AGENT
SCHEDULE 5 -GUIDING PRINCIPLES

ii

TABLE OF CONTENTS

Page

THIS AGREEMENT is made on 1st July 2004

BETWEEN

(1)	MEGGITT ACQUISITION LIMITED a company incorporated and registered in England and Wales with company number 02005787 whose registered office is at Farrs House, Cowgrove, Wimborne, Dorset, BH21 4EL (the “DSAG Purchaser”);

(2)	MEGGITT PLC a company incorporated and registered in England and Wales with company number 4329890 whose registered office is at Farrs House, Cowgrove, Wimborne, Dorset, BH21 4EL (“Meggitt”); and

(3)	STANDARD AERO HOLDINGS, INC. a corporation organised under the laws of the State of Delaware (the “ERO Purchaser”).

WHEREAS:

(A)	The DSAG Purchaser has agreed to acquire the entire issued share capital of Dunlop Standard Aerospace Group Limited, a company incorporated and registered in England and Wales with company number 3573726 whose registered office is at Holbrook Lane, Coventry CV6 4AA (“DSAG”) pursuant to a sale and purchase agreement entered into between the Managers (as defined therein), the Investors (as defined therein), the DSAG Purchaser, Meggitt and the ERO Purchaser, dated on or about the date hereof (the “DSAG Purchase Agreement”). Meggitt has guaranteed the performance of the obligations of the DSAG Purchaser under the DSAG Purchase Agreement.

(B)	The ERO Purchaser has contemporaneously with the signing of the DSAG Purchase Agreement agreed to acquire the entire issued and outstanding capital stock or share capital, as applicable, of each of Dunlop Standard Aerospace (US) Inc., Standard Aero Limited, Standard Aero (Asia) Pte Ltd., Standard Aero (Australia) Pty Limited and Dunlop Standard Aerospace (Nederland) B.V. pursuant to a sale and purchase agreement entered into between DSAG, the ERO Vendors and the ERO Purchaser, dated on or about the date hereof (the “ERO Purchase Agreement”).

(C)	This Agreement sets out the terms on which relations between the DSAG Purchaser and the ERO Purchaser will be governed with effect from Completion.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, the following terms shall have the following meanings:

“1st Escrow Account” shall have the meaning given to the definition “Escrow Account” in the DSAG Purchase Agreement;

“1st Escrow Agent” shall have the meaning to the definition “Escrow Agent” in the DSAG Purchase Agreement;

“2nd Escrow Account” means a separately designated interest-bearing account in the name of the 2nd Escrow Agent;

“2nd Escrow Agent” means such person as the DSAG Purchaser and the ERO Purchaser may agree in writing save that, in the event such parties cannot agree, such major bank with a AA credit rating or more as may be chosen by the DSAG Purchaser, and appointed pursuant to the Escrow Agreement;

“A380 Issue” means whether or not the Dunlop Carbon Solution (as defined in the DSAG Purchase Agreement) is achieved in accordance with Schedule 12 of the DSAG Purchase Agreement;

“Act” means the Companies Act 1985;

“Actual D&M Debt” means D&M Debt as derived from the D&M Purchase Price Adjustment Statement, finally Determined;

“Actual ERO Debt” means ERO Debt as derived from the ERO Purchase Price Adjustment Statement, finally Determined;

“Actual Net D&M Assets” means Actual Net Assets (as defined in the DSAG Purchase Agreement) insofar as they are assets or liabilities of the Group Companies other than the ERO Companies, finally Determined;

“Actual Net D&M Debt” means Net D&M Debt as at the close of business on the Adjustment Date (provided that the items in paragraphs (e) and (g) in the definition of D&M Debt and the items referred to in paragraph (a) (to the extent specified in Part VII of Schedule 5 of the DSAG Purchase Agreement) in the definition of D&M Specific Adjustments will be determined as of the Completion Date), finally Determined;

“Actual Net ERO Assets” has the meaning given in Schedule 2 of the ERO Purchase Agreement, finally Determined;

“Actual Net ERO Debt” has the meaning given in Schedule 2 of the ERO Purchase Agreement, finally Determined;

“Actual Net Assets” has the meaning given in Schedule 5 of the DSAG Purchase Agreement, finally Determined;

“Adjustment Date” has the meaning given in the DSAG Purchase Agreement;

“Agreed Rate” means 3 per cent above the base rate from time to time of National Westminster Bank plc;

“Announcement” means the release by or on behalf of Meggitt of a press announcement announcing (i) the proposed transaction contemplated by the DSAG Purchase Agreement and (ii) a rights issue by Meggitt to an information dissemination provider approved by the Financial Services Authority whose name is set out in schedule 12 of the Listing Rules and the release of such announcement by such information dissemination provider;

“Assets” means assets (including Intellectual Property) and properties but shall not include the benefit or burden of any contracts of whatever nature;

“Balancing Payment” means the aggregate net payment (if any) required to be made by Clause 3.7 and Schedule 3 with interest at the Agreed Rate from the Completion Date to the date on which such amount is paid;

“Bonds” means the 11.875% High Yield Notes issued by Dunlop Standard Aerospace Holdings plc due 2009 ;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks generally are open in both London and New York for the transaction of normal banking business;

“Completion” has the meaning ascribed to it in the DSAG Purchase Agreement;

“Completion Date” has the meaning ascribed to it in the DSAG Purchase Agreement;

“D&M Assigned Employees” means those employees engaged wholly or mainly in the D&M Business but employed by an ERO Company;

“D&M Business” means in respect of the DSAG Group: (1) the design and manufacture of wheels, brakes and braking systems for military, civil, regional and business aircraft including helicopters and an associated aftermarket business; (2) the design and manufacture of polymers and composites products for aerospace applications business; (3) the business of designing and manufacturing for de-icing equipment for aircraft including helicopters; (4) a fluids dynamics business including the design and manufacture of valves, heat exchangers, fuel cells and oil separators; and (5) certain industrial and transportation applications of technologies developed by and as such industrial and transportation applications are carried on at the date of this Agreement by the D&M Companies;

“D&M Cash” means the cash and cash equivalents of each Group Company (other than ERO Companies) determined in accordance with GAAP as reflected in the cash book of each Group Company (other than the ERO Companies) (but so that, for the avoidance of doubt, the amount of all issued but uncleared cheques shall be excluded from D&M Cash and the amount of all deposited but uncleared cheques and similar items shall be included in D&M Cash);

“D&M Companies” means DSAG and its subsidiaries immediately prior to Completion other than the ERO Companies and including, for the avoidance of doubt, the Reorganisation Companies;

“D&M Contract” means any contract which relates to the D&M Business (including Intellectual Property Licences), but excluding the D&M Guarantees, the ERO Guarantees, employment contracts, the lease agreement(s) relating to the DSAG facilities in Singapore and Forest Row, Georgia, USA and agreements relating to D&M Debt;

“D&M Debt” means the following items on a combined basis for all Group Companies other than ERO Companies:

(a)	the principal amount outstanding of borrowings and indebtedness for borrowed money or in the nature of borrowings (excluding all Intra Group Debt); plus

(b)	the principal amounts under any finance leases or capitalised leases and the outstanding principal amount of debt purchase contracts, factoring or similar agreements whether or not interest bearing; plus

(c)	the principal amount of off balance sheet financial obligations in respect of letters of credit, acceptances, or similar obligations in the nature of indebtedness, but not including performance bonds or guarantees or similar instruments; plus

(d)	the amount of customer deposits, unearned revenue or advance payments received, for which the associated supplies of goods or services have not been made at or prior to the Adjustment Date net of related work in progress, accounts receivable, raw materials or finished goods reflected within the Actual Net D&M Assets; plus

(e)	net breakage costs for the unwinding of any foreign exchange and interest rate hedges, calculated on the basis that such breakage or unwinding occurred on the Completion Date (other than the D&M Hedge, as defined in the DSAG Purchase Agreement) and if such breakage on a net basis will result in the receipt by the Group Companies (other than the ERO Companies) of a positive sum such amount shall be deducted from Net D&M Debt; plus

(f)	obligations as of the Adjustment Date in respect of the deferred purchase price of property or services (other than payables incurred in the ordinary course of business); plus

(g)	the aggregate amount of any break fees, prepayment penalties or premiums, fees or other costs and expenses which may be incurred by the Group Companies (other than any ERO Companies) to terminate or repay any of the items in (a) above which are outstanding as at the Completion Date and any accrued interest in respect of the above (including all interest to accrue on the Bonds through the date of redemption of the Bonds); plus

(h)	any guarantee of any Group Company (other than any ERO Company) of the obligations of another person or entity (other than another Group Company) with respect to any of the foregoing as of the Adjustment Date; plus

(i)	the amount of the D&M Specific Adjustments, but excluding those capitalised leases listed in Part VI of Schedule 5 of the DSAG Purchase Agreement ;

“D&M Guarantees” means those guarantees and indemnities provided by D&M Companies in respect of or otherwise relating to any obligations or liabilities of the ERO Business;

“D&M Managers” has the meaning ascribed to it in the DSAG Purchase Agreement;

“D&M Purchase Price Adjustment Amount” or “D&M PPA” means the sum of (x) the Estimated Net D&M Debt minus the Actual Net D&M Debt and (y) the Actual Net D&M Assets minus the Estimated Net D&M Assets;

“D&M Purchase Price Adjustment Statement” means the statement in the format set out in Part II of Schedule 5 of the DSAG Purchase Agreement delivered by the Company as provided in paragraph 4 of Schedule 5 of the DSAG Purchase Agreement setting forth for the D&M Companies (i) the amount of Estimated Net D&M Assets; (ii) the amount of Estimated Net D&M Debt; (iii) the amount of each of Actual Net D&M Assets and Actual Net D&M Debt; and (iv) the calculation of the D&M PPA and the amount of the D&M PPA and confirmation to whom the D&M PPA is payable where applicable under Schedule 2 of this Agreement;

“D&M Reference Balance Sheet” means the balance sheet as set out in Part IV of Schedule 5 to the DSAG Purchase Agreement containing the pro forma statement of Net D&M Assets; and a pro forma projected statement of the Net D&M Assets as of 31 July 2004;

“D&M Specific Adjustments” means the aggregate of:

(a)	the Tax liability or obligation in respect of or relating to any foreign exchange gain realized in connection with repayment or termination of any D&M Debt on the Completion Date or redemption or defeasance of the Bonds on the Completion Date which is calculated as set out in Part VII of Schedule 5 to the DSAG Purchase Agreement;

(b)	as of the Completion Date, any and all costs or expenses incurred by the Group Companies (other than the ERO Companies) in connection with the transactions contemplated by (i) the DSAG Purchase Agreement or this Agreement or (ii) the Durango or Power 2 transactions that, in each case, are unpaid as of the Adjustment Date (including all Taxes and other costs payable by a Group Company (other than ERO Companies) thereon) but excluding the withholding or withholding tax referred to in clause 4 of the ERO Purchase Agreement, any form of Tax, if any, howsoever arising in connection with the implementation of the DSAG Purchase Agreement or this Agreement and the costs of obtaining the Third Party Consents relating to the D&M Business). For the avoidance of doubt, any and all costs or expenses incurred by any Group Company which is not an ERO Group Company between the Adjustment Date and the Completion Date in respect of work carried out by persons engaged by or on behalf of the DSAG Purchaser shall be for the account of the DSAG Purchaser and shall not be for the account of the DSAG Vendors;

(c)	the amount of £8.6 million in lieu of any provision for any deficit in the Group’s U.K. defined benefit pension scheme;

(d)	the aggregate amount of loyalty bonuses or incentive payments due to Sale Business Employees and not paid at or before the Adjustment Date (including amounts which are conditional if Completion occurs) payable by the Group Companies (other than ERO Companies) together with all Tax and other costs payable by any such Group Company thereon; and

(e)	adding back the sums receivable by any D&M Group Company on the exercise of Options pursuant to sub-clause 2.2(a) of the DSAG Purchase Agreement, less any sum to be paid by any D&M Group Company for the cash cancellation of Options pursuant to sub-clause 2.2(b) of the DSAG Purchase Agreement to the extent that such sums are not included with D&M Cash;

“Determination” means in respect of the DSAG Purchase Price Adjustment Amount or the ERO Purchase Price Adjustment Amount or the D&M Purchase Price Adjustment Amount or the A380 Issue the final determination or agreement of the same either (i) if a Dispute Notice is not delivered before the expiry of the relevant Review Period, the date following the last day within such relevant Review Period; or (ii) if a Dispute Notice is delivered before the expiry of such relevant Review Period, the date of resolution of all matters set out in the Dispute Notice by mutual agreement of the relevant parties in accordance with the relevant agreement (as appropriate), or, failing any such agreement and the Accountant or Expert (as appropriate) being retained in relation thereto, the date on which the report of the Accountant or Expert has been received by the relevant parties in dispute and “Determined” shall be construed accordingly;

“DSAG” has the meaning given in Recital A;

“DSAG Group” means DSAG and its subsidiaries from time to time prior to Completion;

“DSAG Purchase Price Adjustment Amount” or “DSAG PPA” means the Purchase Price Adjustment Amount as defined in the DSAG Purchase Agreement (i.e. ignoring any DSAG Escrow limit).

“DSAG Purchase Price Adjustment Statement” has the meaning given in paragraph 2 of Schedule 2;

“DSAG Vendors” has the same meaning as “Vendors” in the DSAG Purchase Agreement

“ERO Assigned Employees” means those employees engaged wholly or mainly in the ERO Business but employed by a D&M Company;

“ERO Business” means, in respect of the DSAG Group, the business of (i) providing comprehensive repair and overhaul services on a wide range of gas turbine engines as used on regional, military and business jet aircraft, helicopters, ships, and (ii) certain industrial applications and related engineering services as such industrial applications and related engineering services are carried on at the date of this Agreement by the ERO Companies;

“ERO Companies” means Dunlop Standard Aerospace (US) Inc., Standard Aero Limited, Standard Aero (Asia) Pte Limited, Standard Aero (Australia) Pty Limited and Dunlop Standard Aerospace (Nederland) B.V. and their subsidiaries immediately prior to Completion and excluding, for the avoidance of doubt, the Reorganisation Companies;

“ERO Contract” means any contract which relates to the ERO Business (including Intellectual Property Licences) but excluding the D&M Guarantees, the ERO Guarantees, employment contracts, the lease agreements relating to the DSAG facilities in Singapore and Forest Row, Georgia, USA and agreements relating to ERO Debt;

“ERO Counsels’ Account” means such account(s) as such be notified to the DSAG Purchaser prior to Completion;

“ERO Debt” has the meaning given in Schedule 2 of the ERO Purchase Agreement;

“ERO Guarantees” means those guarantees and indemnities provided by ERO Companies in respect of or otherwise relating to any obligations or liabilities of the D&M Business;

“ERO Managers” has the meaning ascribed to it in the DSAG Purchase Agreement;

“ERO Purchase Price Adjustment Amount” or “ERO PPA” means the ERO Purchase Price Adjustment Amount as defined in the ERO Purchase Agreement;

“ERO Purchase Price Adjustment Statement” means the statement in the format set out in Part II of Schedule 5 of the DSAG Purchase Agreement delivered by the Company as provided in paragraph 4 of Schedule 5 of the DSAG Purchase Agreement setting forth for the ERO Companies (i) the amount of Estimated Net ERO Assets; (ii) the amount of Estimated Net ERO Debt; (iii) the amount of each of Actual Net ERO Assets and Actual Net ERO Debt; and (iv) the calculation of the ERO PPA and the amount of the ERO PPA and confirmation to whom the ERO PPA is payable where applicable under Schedule 2 of this Agreement;

“ERO Payable” means the aggregate of all amounts owed by any ERO Company to any Group Company (other than an ERO Company) (other than any Intra Group Trading Amount);

“ERO Receivable” means the aggregate of all amounts owed by any Group Company (other than an ERO Company) to any ERO Company (other than any Intra Group Trading Amount);

“ERO Vendors” has the same meaning as “Vendors” in the ERO Purchase Agreement but for the purpose of Clause 19 only, shall include DSAG;

“Escrow Account” has the same meaning as in the DSAG Purchase Agreement

“Escrow Agreement” means an agreement to be entered into between the DSAG Purchaser, the ERO Purchaser and the 2nd Escrow Agent on terms incorporating, inter alia, the terms set out in Schedule 4 and otherwise in such form as may reasonably be agreed between the DSAG Purchaser and the ERO Purchaser after the date of this Agreement;

“Estimated Balancing Payment” shall have the meaning given to it in the ERO Purchase Agreement;

“Estimated ERO Payable” shall mean the estimate of the ERO Payable set out within the estimated Intra Group Debt provided to the DSAG Purchaser and the ERO Purchaser pursuant to the terms of the ERO Purchase Agreement;

“Estimated ERO Receivable” shall mean the estimate of the ERO Receivable set out within the estimated Intra Group Debt provided to the DSAG Purchaser and the ERO Purchaser pursuant to the terms of the ERO Purchase Agreement;

“Estimated Net D&M Assets” means £115,952,000;

“Estimated Net D&M Debt” shall mean the estimate of Net D&M Debt as notified to, inter alia, the DSAG Purchaser pursuant to Clause 3(b) of Schedule 5 of the DSAG Purchase Agreement;

“Estimated Net ERO Assets” means £153,256,000;

“Estimated Net ERO Debt” shall have the meaning given to it in the ERO Purchase Agreement;

“Excluded Losses” means (i) with respect to each party, any Losses arising out of or relating to any (A) Actual D&M Debt in the case of the DSAG Purchaser or Actual ERO Debt in the case of the ERO Purchaser or (B) the obligations of any party under this Agreement, the DSAG Purchase Agreement or the ERO Purchase Agreement, (ii) with respect to the ERO Purchaser or any ERO Company, any Losses arising out of or relating to any liability (other than Actual ERO Debt) to the extent reflected or taken into account in determining the Purchase Price Adjustment pursuant to the ERO Purchase Agreement and (iii) with respect to Meggitt, the DSAG Purchaser or any D&M Company, any Losses arising out of or relating to any liability (other than Actual D&M Debt) to the extent reflected or taken into account in determining the Purchase Price Adjustment pursuant to the DSAG Purchase Agreement but not reflected or taken into account in determining the Purchase Price Adjustment pursuant to the ERO Purchase Agreement and (iv) Taxes, except as otherwise provided in Clause 12 hereof;

“Expert” means a person appointed pursuant to Clause 9 of this Agreement;

“Group” means, in relation to any company, the company and each of its subsidiaries;

“Guiding Principles” means the principles applied in connection with any payments from the 2nd Escrow Account and any additional payments made in accordance with Clause 21 and in each case in accordance with Schedule 5;

“Indemnified Person” means the person (whether or not a party to this Agreement but if not a party, who is a member of the DSAG Purchaser’s Group or a member of the ERO Purchaser’s Group) who has received an indemnity payment pursuant to this Agreement or who has the right to receive any indemnity payment pursuant to this Agreement;

“Indemnifying Person” means the person (whether or not a party to this Agreement but if not a party, who is a member of the DSAG Purchaser’s Group or a member of the ERO Purchaser’s Group) who has made an indemnity payment pursuant to this Agreement or who has an obligation to make any indemnity payment pursuant to this Agreement;

“Initial ERO Consideration” shall have the meaning given to “Initial Consideration” set out within the ERO Purchase Agreement;

“Intellectual Property” means (a) patents, trade marks, designs, trade, business and company names, copyrights (including, but not limited to, neighbouring rights and rights in software), database rights, designs and inventions and other intellectual property rights and (b) all rights of a similar nature having equivalent or similar effect to the foregoing, in each case wherever subsisting in the world and whether registered or unregistered and including pending applications for registration of any of the foregoing;

“Intellectual Property Licences” means licences of Intellectual Property granted to or by an ERO Company or a D&M Company (as the case may be) (but excluding any shrink-wrap or click-wrap software which is readily available in the marketplace);

“Intra Group Debt” means the aggregate of the ERO Payables minus the ERO Receivables (other than any Intra Group Trading Amount) as set out on the Intra Group Debt Statement;

“Intra Group Debt Statement” means the statement of the Intra Group Debt to be agreed or determined pursuant to Clause 3 and Schedule 3;

“Intra Group Trading Amount” means each amount owed for goods and services supplied by or to the ERO Business for goods or services in the ordinary course of business of the supplier and charged to or by the D&M Business (but excluding, for the avoidance of doubt, Intra Group Debt) at Completion;

“Lien” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

“Losses” means actions, proceedings, losses, damages, liabilities, claims, costs and expenses including fines, penalties, clean-up costs, legal and other professional fees, other than any Excluded Losses;

“Net D&M Assets” means the combined total assets of the Group Companies other than the ERO Companies (other than D&M Cash, deferred license costs other than licence costs paid after the date hereof for Tenders (as defined in the DSAG Purchase

Agreement) accepted after the date hereof, deferred development costs and goodwill) less the combined total liabilities of such Group Companies other than the ERO Companies (other than D&M Debt, deferred income/grant related to the SASAI PBA contract or costs associated with obtaining the Third Party Consents in relation to the D&M Business), in each case, determined in accordance with Schedule 5 of the DSAG Purchase Agreement; provided, however, that, notwithstanding the foregoing, no Tax benefit, Tax asset or Tax deduction or withholding relating to or arising out of the transactions contemplated by this Agreement or the DSAG Purchase Agreement (including, without limitation, any Tax benefit or deduction) arising out of the payment or incurrence of any transaction expenses, the exercise, vesting, acceleration, termination or cancellation of any share or stock options in connection with such transactions, payment of any transaction or loyalty bonuses, payment or retirement of any D&M Debt or payment of any prepayment penalty or premium will be recognised in the calculation of the Net D&M Assets for the purpose of this Agreement either as a reduction in total liabilities (such as income taxes payable) or an increase in total assets (such as income taxes receivable);

“Net D&M Debt” means the aggregate of the D&M Debt minus the D&M Cash (other than Trapped Cash as defined in the DSAG Purchase Agreement within a Group Company which is not an ERO Company), which may be a positive or negative figure;

“Pension Losses” means any Losses arising in respect of any Pension Plan, including, without limitation, in relation to contributions or debt due to or under-funding of any Pension Plan;

“Pension Plan” means any pension, retirement benefit or welfare plan or scheme;

“Policies” shall have the meaning ascribed to it in Schedule 7 of the DSAG Purchase Agreement;

“Purchase Price Adjustment Statement” shall have the meaning ascribed to it in Schedule 5 of the DSAG Purchase Agreement;

“Purchaser’s Counsel’s Account” shall have the meaning as set out within the DSAG Purchase Agreement;

“Reference Balance Sheets” has the meaning in paragraph 1(b) of Schedule 2;

“Regulations” means the E.C. Acquired Rights Directive 2001/23 (“ARD”), as amended, the Transfer of Undertakings (Protection of Employment) Regulations 1981, as amended, and any other national legislation of a member state of the European Union that implements the ARD;

“Relevant Interest” means such interest which has accrued on the amount of the DSAG PPA within the 1st Escrow Account up to and including the date of payment of such amount from the 1st Escrow Account.

“Relevant Transfer” means a relevant transfer in terms of the Regulations;

“Reorganisation Companies” means Dunlop Aerospace North America Inc., Stewart Warner South Wind Corporation and their subsidiaries;

“Taxation” or “Tax” means all forms of taxation and all forms of statutory, governmental, state, federal, provincial, local government or municipal charges, deficiencies, duties, imposts, contributions, levies, withholdings or liabilities, including income, gross receipts, franchise, alternative or add-on minimum, estimated, sales, use, escheat, transfer, registration, value added, excise, utility, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, national insurance, unemployment, disability, payroll, license, occupation, employee or other withholding, or other tax, of any kind whatsoever and wherever imposed, including, without limitation, any interest, deficiencies, penalties or additions to tax or additional amounts in respect of the foregoing;

“Tax Asset” means any investment tax credit, foreign tax credit, unclaimed capital allowance, charitable deduction or any other item of deduction, loss, credit or tax attribute which could reduce Taxes;

“Trustee” shall mean the Trustee of the Bonds; and

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to “persons” or “undertakings” shall include individuals, firms, companies or other bodies corporate (wherever incorporated), unincorporated associations, partnerships state or agency of a state, any joint venture or any works council or employee representative body (whether or not having separate legal personality) and other unincorporated bodies (in each case, wherever resident and for whatever purpose);

(b)	words defined in the singular have the corresponding meaning in the plural and vice versa;

(c)	references to Clauses, sub-clauses, Schedules and paragraphs are to the Clauses, sub-clauses of and Schedules to this Agreement and to the paragraphs in such Schedules respectively unless the context otherwise requires;

(d)	any reference to a statutory provision or an “enactment” is a reference to such statutory provision or “enactment” as from time to time amended before the date of this Agreement, consolidated or re-enacted (with or without modification) and includes all instruments or orders made under such statutory provision or enactment (as so amended, consolidated, re-enacted or modified);

(e)	any reference to a document “in the agreed form” is to the form of the relevant document agreed between the parties and for the purpose of identification initialled by each of them or on their behalf of their representatives (in each case with such amendments as may be agreed in writing by or on behalf of the parties);

(f)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term and references to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(g)	references to a “party” are to each of the DSAG Purchaser and the ERO Purchaser (but, for the avoidance of doubt, not to Meggitt) and any person who becomes a party to this Agreement pursuant to Clause 3 hereof and each of their successors and permitted assigns, as the context may require, and the term “parties” shall be construed accordingly;

(h)	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, Agreement or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, Agreement or other instrument;

(i)	references to a party being liable to another party, or to liability, includes, but is not limited to any liability in equity, contract or tort (including negligence) or under the Misrepresentation Act 1967;

(j)	a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with Section 258 of the Act and to a “subsidiary” or “holding company” is to be construed in accordance with Section 736 of the Act; and

(k)	reference to times of the day are to London time.

1.3	The Schedules form part of this Agreement and shall have the same effect as if expressly set out in the body of this Agreement. Accordingly, any reference to “this Agreement” shall include the Schedules.

1.4	Capitalised terms not otherwise defined herein shall have the meanings given to them in the DSAG Purchase Agreement.

1.5	The headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

2.	CONDITIONS

2.1	This Agreement shall be wholly conditional upon the Announcement being made. In the event that the Announcement is not made by 1pm (London time) on 6 July 2004, this Agreement shall terminate automatically and no party to this Agreement shall have any rights against any other party to this Agreement. The obligations in Clauses 3 to 16, 18, 20, 21, 22, 24 and 26 of this Agreement shall also be conditional upon Completion of the DSAG Purchase Agreement and the ERO Purchase Agreement.

2.2	If the obligations in Clauses 3 to 16, 18, 20, 21, 22, 24 and 26 of this Agreement have not become unconditional by the End Date (as defined in the DSAG Purchase Agreement), this Agreement shall automatically terminate and neither party shall have any claim of any nature whatsoever against the other under this Agreement (save in respect of any rights and liabilities of the parties which have accrued prior to termination as a result of breach of this Agreement prior to termination).

2.3	On and following Completion, the provisions of Schedule 2 shall apply.

3.	COMPLETION

3.1	On and following the Completion Date, the DSAG Purchaser shall, upon taking the actions specified in the next following sentence, cause the D&M Companies to become parties to this Agreement and to guarantee the obligations of the DSAG Purchaser under this agreement by executing and delivering to the ERO Purchaser and the ERO Companies a joinder agreement in a form reasonably acceptable to the ERO Purchaser. The DSAG Purchaser shall to the extent possible, cause such of the D&M Companies as are incorporated in England and Wales to take the actions specified in Sections 155-158 of the Act to permit the giving of any “financial assistance” (as defined in Section 152(1) of the Act) necessary to become parties to this Agreement as contemplated by this Clause 3.1.

3.2	On and following the Completion Date, if the D&M Companies have become parties to this Agreement, the ERO Purchaser shall cause the ERO Companies to become parties to this Agreement and to guarantee the obligations of the ERO Purchaser under this Agreement by executing and delivering to the DSAG Purchaser and the D&M Companies a joinder agreement in a form reasonably acceptable to the DSAG Purchaser.

3.3	If at any time after the Completion Date, the ERO Purchaser or any of the ERO Companies shall transfer over half of the business or assets which are held by it and which relate to the ERO Business (i) to (an)other member(s) of its Group or to a holding company (as defined in Clause 1.2(j) as if Clause 1.2(f) did not apply) of the ERO Purchaser or to any other member(s) of that holding company’s Group or (ii) to any person owned or controlled by T.C. Group LLC, doing business as The Carlyle Group otherwise than on terms that the transferor reasonably believes to be on arm’s-length terms, then it shall be a condition of such transfer that the ERO Purchaser shall cause the transferee(s) thereof to become parties to this Agreement and the transferees shall guarantee the obligations of the ERO Purchaser under this Agreement by executing and delivering to the DSAG Purchaser and the D&M Companies a joinder agreement in a form reasonably acceptable to the DSAG Purchaser.

3.4	If at any time after the Completion Date, the D&M Purchaser or any of the D&M Companies shall transfer over half of the business or assets which are held by it and which relate to the D&M Business to (an)other member(s) of its Group (including for this purpose any subsidiary of Meggitt Plc), then it shall be a condition of such transfer that the Meggitt transferee(s) thereof shall become parties to this Agreement and the transferees shall guarantee the obligations of the DSAG Purchaser under this Agreement by executing and delivering to the ERO Purchaser and the ERO Companies a joinder agreement in a form reasonably acceptable to the ERO Purchaser.

3.5	In Clauses 3.3 and 3.4 “transfer” shall include one or more related transfers. Each party agrees not to enter into any transaction or series of transactions whose primary purpose is designed to circumvent or avoid the provisions of Clauses 3.3 or 3.4 as the case may be.

3.6	The provisions of Schedule 3 shall apply in respect of the preparation of the Intra-Group Debt Statement and the agreement or determination of the Balancing Payment.

3.7	Subject to Clause 3.8:

(a)	if the ERO Payable shown by the Intra Group Debt Statement is more than the Estimated ERO Payable, the ERO Purchaser shall pay to the DSAG Purchaser an amount equal to such excess and the DSAG Purchaser shall repay to the ERO Purchaser an amount equal to such excess;

(b)	if the Estimated ERO Payable exceeds the ERO Payable shown by the Intra Group Debt Statement, the DSAG Purchaser shall repay to the ERO Purchaser an amount equal to such excess, and the ERO Purchaser shall pay to the DSAG Purchaser an amount equal to such excess;

(c)	if the amount of the ERO Receivable shown by the Intra Group Debt Statement is greater than the Estimated ERO Receivable, the DSAG Purchaser shall pay to the ERO Purchaser an amount equal to such excess, and the ERO Purchaser shall pay to the DSAG Purchaser an amount equal to such excess;

(d)	if the amount of the Estimated ERO Receivable is more than the ERO Receivable shown by the Intra Group Debt Statement, the ERO Purchaser shall pay to the DSAG Purchaser an amount equal to such excess, and the DSAG Purchaser shall repay to the ERO Purchaser an amount equal to such excess.

3.8	Within five Business Days starting on the day after agreement or determination of the Intra Group Debt Statement, the Balancing Payment shall be made and shall increase or decrease the Initial ERO Consideration, as the case may be. For the avoidance of doubt no monies shall be paid or payable by the ERO Purchaser or the DSAG Purchaser or any member of their respective Groups post the Completion Date in respect of the Intra Group Debt other than the Balancing Payment.

3.9	The DSAG Purchaser (on behalf of itself and each Purchaser’s Group Company) and the ERO Purchaser (on behalf of each relevant ERO Company) acknowledge and undertake to each other that, after payment of the Balancing Payment, (1) the DSAG Purchaser to the exclusion of the ERO Purchaser and any ERO Company shall be responsible for paying each member of the DSAG Purchaser’s Group the relevant amount of any ERO Payable due to it and (2) the ERO Purchaser to the exclusion of the DSAG Purchaser and any DSAG Purchaser’s Group Company shall be responsible for paying each ERO Company the relevant amount of any ERO Receivable due to it.

3.10	All payments referred to in this Agreement shall be made by transfer of funds for same day value to:

(a)	the ERO Counsel’s Account if a payment is due to the ERO Purchaser; or, as the case may be

(b)	the Purchaser Counsel’s Account if a payment is due to the DSAG Purchaser; or in either case

(c)	such other account as is notified in writing to the other party in accordance with the provisions of this Agreement,

provided always that such payments will be made without any set off, restriction or condition and without any deduction or withholding (save only as required by law) unless otherwise specified in this Agreement and that any party making such payment shall not be concerned to see the application of any such payment.

3.11	The parties agree that the Intra Group Trading Amount will be settled on the earlier of:

(a)	the date 30 days after the supply of the relevant goods and services; or

(b)	the date on which the Intra Group Trading Amount would be settled according to past custom in the ordinary course of business of the supplier.

3.12	Any Balancing Payment payable by the ERO Purchaser shall be paid only (but immediately) after the DSAG Purchaser shall have paid the ERO Purchaser an amount equal to such Balancing Payment as a reduction of the Consideration payable under the ERO Purchase Agreement. Any Balancing Payment payable by the DSAG Purchaser shall be paid only (but immediately) after the ERO Purchaser shall have paid the DSAG Purchaser an amount equal to such Balancing Payment as an increase in the Consideration payable under the ERO Purchase Agreement.

4.	WRONG POCKET LOSSES AND NO POCKET LOSSES

4.1	To the extent such Losses are not otherwise compensated pursuant to the arrangements specifically set out elsewhere in this Agreement, the ERO Purchaser shall, and shall procure that each ERO Company shall, indemnify and keep indemnified Meggitt, the DSAG Purchaser and each of the D&M Companies (the “D&M Indemnified Parties”) from and against and in respect of:

(a)	one hundred percent (100%) of any Losses suffered or incurred by Meggitt, the DSAG Purchaser, or any of the D&M Companies to the extent attributable exclusively to or arising exclusively out of or exclusively in connection with the operation of the ERO Business before or after Completion;

(b)	any Losses suffered or incurred by Meggitt, the DSAG Purchaser or any of the D&M Companies relating to or arising out of or in connection with the operation of both the ERO Business and the D&M Business before Completion, to the extent attributable exclusively to the operation of the ERO Business PROVIDED THAT in the event that the parties cannot agree (and the Expert cannot determine) the extent to which any of such Losses are attributable exclusively to the operation of the ERO Business, then 50 percent

(50%) of such unattributed Losses shall be deemed to be attributable to the operation of the ERO Business;

(c)	fifty percent (50%) of any Losses suffered or incurred by Meggitt, the DSAG Purchaser or any of the D&M Companies which are:

(i)	Losses of DSAG, Dunlop Standard Aerospace Holdings plc, Dunlop Standard Aerospace (UK) Limited, Dunlop Standard Aerospace Overseas Limited, Dunlop Standard Aerospace Overseas Investments Limited, Dunlop Holdings Limited or Dunlop Limited; or

(ii)	Losses attributable to or arising out of, or in connection with, the operations of any discontinued or divested business of any member of the DSAG Group;

in each case relating to the period prior to Completion, other than, in each case, Losses described in or falling to be indemnified pursuant to sub-clauses (a), (b), (d) and/or (e) of this Clause 4.1 or sub-clauses (a), (b), (d) and/or (e) of Clause 4.2;

(d)	any Pension Losses suffered or incurred by Meggitt, the D&M Purchaser or any of the D&M Companies relating to or arising directly or indirectly out of or in connection with Pensions Plans of any ERO Company excluding any Pension Plan to which Meggitt, the D&M Purchaser or any of the D&M Companies continue to contribute to after Completion in respect of their employees (except in respect of any transitional period);

(e)	fifty percent (50%) of all Losses suffered or incurred by Meggitt, the DSAG Purchaser or any of the D&M Companies relating to or arising directly or indirectly out of or in connection with a failure by any of the ERO Companies to comply with their obligations which arise prior to Completion under the Regulations in respect of their employees.

4.2	To the extent such Losses are not otherwise compensated pursuant to the arrangements specifically set out elsewhere in this Agreement, Meggitt shall, and shall procure that the DSAG Purchaser and each D&M Company shall indemnify and keep indemnified, the ERO Purchaser and each of the ERO Companies (the “ERO Indemnified Parties”) from and against and in respect of:

(a)	one hundred percent (100%) of any Losses suffered or incurred by the ERO Purchaser or any of the ERO Companies to the extent attributable exclusively to or arising exclusively out of or exclusively in connection with the operation of the D&M Business before or after Completion;

(b)	any Losses suffered or incurred by the ERO Purchaser or any of the ERO Companies relating to or arising out of or in connection with the operation of both the D&M Business and the ERO Business before Completion, to the extent attributable exclusively to the operation of the D&M Business PROVIDED THAT in the event that the parties cannot agree (and the Expert cannot determine) the extent to which any of such Losses are attributable exclusively to the operation of the D&M Business, then 50 percent (50%) of such unattributed Losses shall be deemed to be attributable to the operation of the D&M Business;

(c)	fifty percent (50%) of any Losses suffered or incurred by the ERO Purchaser or any of the ERO Companies which are:

(i)	Losses of Dunlop Standard Aerospace (U.S.) Legal, Inc; or

(ii)	Losses attributable to, arising out of, or in connection with, the operations of any discontinued or divested business of any member of the DSAG Group;

in each case relating to the period prior to Completion, other than, in each case, Losses falling to be indemnified pursuant to sub-clauses (a), (b), (d) and/or (e) of this Clause 4.2 or sub-clauses (a), (b), (d) and/or (e) of Clause 4.1;

(d)	any Pension Losses suffered or incurred by the ERO Purchaser or any of the ERO Companies relating to or arising directly or indirectly out of or in connection with Pensions Plans of any D&M Company excluding any Pension Plan to which the ERO Purchaser or any of the ERO Companies continue to contribute to after Completion in respect of their employees (except in respect of any transitional period);

(e)	fifty percent (50%) of all Losses suffered or incurred by the ERO Purchaser or any of the ERO Companies relating to or arising directly or indirectly out of or in connection with a failure by any of the D&M Companies to comply with their obligations which arise prior to Completion under the Regulations in respect of their employees.

4.3	Notwithstanding the foregoing or any other provision of this Agreement, no party shall be obliged to pay another party any sum in respect of any Losses which are contingent until such Losses have become actual Losses.

5.	TRANSFER OF WRONG POCKET ASSETS

5.1	To the extent such Assets are not otherwise dealt with pursuant to the arrangements specifically set out elsewhere in this Agreement, and to the extent such Assets are not Tax Assets, the ERO Purchaser shall, and shall procure that each ERO Company shall, with effect from Completion, hold as trustee for the benefit of the DSAG Purchaser any Assets of the ERO Purchaser or any such ERO Company which at Completion were held by an ERO Company and which related exclusively or primarily to the D&M Business and shall procure that such ERO Company transfers such Assets as soon as reasonably practicable to the DSAG Purchaser or such of the D&M Companies as the DSAG Purchaser shall nominate without consideration PROVIDED THAT if any third party consent or approval is required for the transfer of a particular Asset to be effective or lawful, then the ERO Purchaser shall, and shall procure that the relevant ERO Company shall, use its reasonable endeavours to obtain that consent or approval as soon as reasonably practicable after Completion. The costs and expenses of such transfer (including all Taxes) shall be borne and paid by the recipient of the Asset. If any such Asset was from time to time used in connection with the ERO Business then, at the request of the ERO Purchaser, the DSAG Purchaser shall procure that any relevant D&M Company to whom the Asset is transferred shall grant the ERO Purchaser and each of the ERO Companies a non-exclusive royalty-free irrevocable licence to use such Asset (which shall not restrict the relevant D&M Company from disposing of or otherwise dealing with such Asset as it sees fit at any time) in the manner in which it was used by the ERO Business prior to Completion, which shall be deemed to be effective from Completion and which licence shall terminate six (6) months after the Completion Date (save for any licence of Intellectual Property which shall be for an indefinite period) (provided that there are no restrictions on such licence being granted). Any such licence shall be subject to the same provisions regarding assignment as this Agreement is subject under Clause 29.

5.2	To the extent such Assets are not otherwise dealt with pursuant to the arrangements specifically set out elsewhere in this Agreement, and to the extent such Assets are not Tax Assets, the DSAG Purchaser shall, and shall procure that each D&M Company shall, with effect from Completion, hold as trustee for the benefit of the ERO Purchaser any Assets of the DSAG Purchaser or any such D&M Company which at Completion were held by a D&M Company and which related exclusively or primarily to the ERO Business and shall procure that such D&M Company transfers such Assets as soon as reasonably practicable to the ERO Purchaser or such of the ERO Companies as the ERO Purchaser shall nominate without consideration PROVIDED THAT if any third party consent or approval is required for the transfer of a particular Asset to be effective or lawful, then the DSAG Purchaser shall, and shall procure that the relevant D&M Company shall, use its reasonable endeavours to obtain that consent or approval as soon as reasonably practicable after Completion. The costs and expenses of such transfer (including all Taxes) shall be borne and paid by the recipient of the Asset. If any such Asset was from time to time used in connection with the D&M Business then, at the request of the DSAG Purchaser, the ERO Purchaser shall procure that any relevant ERO Company to whom the Asset is transferred shall grant the DSAG Purchaser and each of the D&M Companies a non-exclusive royalty-free irrevocable licence to use such asset (which shall not restrict the relevant ERO Company from disposing of or otherwise dealing with such Asset as it sees fit at any time) in the manner in which it was used by the D&M Business prior to Completion, which shall be deemed to be effective from Completion and which licence shall terminate six (6) months after the Completion Date (save for any licence of Intellectual Property which shall be for an indefinite period) (provided that there are no restrictions on such licence being granted). Any such licence shall be subject to the same provisions regarding assignment as this Agreement is subject under Clause 29.

6.	CONTRACTS

6.1	Notwithstanding the transfer of Assets pursuant to Clause 5, the ERO Purchaser shall, and shall procure that each ERO Company shall, with effect from Completion hold as trustee for the benefit of the DSAG Purchaser any D&M Contracts which an ERO Company is a party to which prior to Completion related exclusively or primarily to the D&M Business and shall procure that such ERO Company assigns such D&M Contracts as soon as reasonably practicable to the DSAG Purchaser or such of the D&M Companies as the DSAG Purchaser shall nominate and the DSAG Purchaser shall or shall cause such subsidiary to perform such D&M Contract in substitution for the assignor and shall indemnify the assignor against its failure to do so. If a D&M Contract which an ERO Company is a party to and which prior to Completion related exclusively or primarily to the D&M Business cannot be transferred except by an assignment made with a specified person’s consent or by a novation agreement:

(a)	this Agreement does not constitute an assignment or an attempted assignment of the D&M Contract if such would constitute a breach of the D&M Contract;

(b)	the ERO Purchaser and the DSAG Purchaser shall together use reasonable endeavours to procure the person’s consent to the assignment, or achieve novation, of the D&M Contract;

(c)	until the consent is obtained or novation is achieved, the ERO Purchaser shall use reasonable efforts to cause to be done each act and thing reasonably requested of it by the DSAG Purchaser to enable performance of the D&M Contract by the DSAG Purchaser or a D&M Company and to provide for the DSAG Purchaser (or such of the D&M Companies as the DSAG Purchaser shall nominate) to receive the benefits of the D&M Contract on the same terms as prior to Completion (including without limitation, enforcement of a right against another party to the Contract) and the DSAG Purchaser shall use reasonable efforts to perform or procure that the D&M Companies perform all the obligations of such ERO Company under such D&M Contract.

6.2	If a D&M Contract to which Clause 6.1 applies relates in part to the ERO Business then, at the request of either the DSAG Purchaser or the ERO Purchaser, the parties shall negotiate in good faith terms under which:

(a)	the benefit of the D&M Contract, to the extent that it relates to the ERO Business, is received by the relevant ERO Company in the manner in which that benefit was received prior to Completion; and

(b)	the assignee’s obligations under the D&M Contract, to the extent that those obligations relate to the ERO Business, are performed by the relevant ERO Company in the manner in which those obligations were performed prior to Completion,

PROVIDED THAT if the terms of the D&M Contract restrict the parties from entering into the arrangements contemplated in (a) or (b), nothing in this Agreement shall constitute an agreement to enter into those arrangements, and the parties shall use reasonable endeavours to procure the necessary third party consents to enable them to enter into those arrangements. If such D&M Contract is an Intellectual Property Licence, the assignee of the D&M Contract shall, where and to the extent permitted, grant a sub-licence to the relevant ERO Company, which shall be subject to the terms and conditions of the Intellectual Property Licence.

6.3	Notwithstanding the transfer of Assets pursuant to Clause 5, the DSAG Purchaser shall, and shall procure that each D&M Company shall, with effect from Completion hold as trustee for the benefit of the ERO Purchaser any ERO Contracts which a D&M Company is a party to which prior to Completion related exclusively or primarily to the ERO Business and shall procure that such D&M Company assigns such ERO Contracts as soon as reasonably practicable to the ERO Purchaser or such of the ERO Companies as the ERO Purchaser shall nominate and the ERO Purchaser shall or shall cause such subsidiary to perform such ERO Contract in substitution for the assignor and shall indemnify the assignor against its failure to do so. If an ERO Contract which a D&M Company is a party to and which prior to Completion related exclusively or primarily to the ERO Business cannot be transferred except by an assignment made with a specified person’s consent or by a novation agreement:

(a)	this Agreement does not constitute an assignment or an attempted assignment of the ERO Contract if such would constitute a breach of the ERO Contract;

(b)	the DSAG Purchaser and the ERO Purchaser shall together use reasonable endeavours to procure the person’s consent to the assignment, or achieve novation, of the ERO Contract;

(c)	until the consent is obtained or novation is achieved, the DSAG Purchaser shall use reasonable efforts to cause to be done each act and thing reasonably requested of it by the ERO Purchaser to enable performance of the ERO Contract by the ERO Purchaser or an ERO Company and to provide for the ERO Purchaser (or such ERO Company as the ERO Purchaser may nominate) to receive the benefits of the ERO Contract on the same terms as prior to Completion (including without limitation, enforcement of a right against another party to the Contract) and the ERO Purchaser shall use reasonable efforts to perform or procure that the ERO Companies perform all the obligations of such D&M Company under such ERO Contract.

6.4	If an ERO Contract to which Clause 6.3 applies relates in part to the D&M Business then, at the request of either the DSAG Purchaser or the ERO Purchaser, the parties shall negotiate in good faith terms under which:

(a)	the benefit of the ERO Contract, to the extent that it relates to the D&M Business, is received by the relevant D&M Company in the manner in which that benefit was received prior to Completion, and

(b)	the assignee’s obligations under the ERO Contract, to the extent that those obligations relate to the D&M Business, are performed by the relevant D&M Company in the manner in which those obligations were performed prior to Completion,

PROVIDED THAT if the terms of the ERO Contract restrict the parties from entering into the arrangements contemplated in (a) or (b), nothing in this Agreement shall constitute an agreement to enter into those arrangements, and the parties shall use reasonable endeavours to procure the necessary third party consents to enable them to enter into those arrangements. If such ERO Contract is an Intellectual Property Licence, the assignee of the ERO Contract shall, where and to the extent permitted, grant a sub-licence to the relevant D&M Company, which shall be subject to the terms and conditions of the Intellectual Property Licence.

7.	GUARANTEES AND INDEBTEDNESS

7.1	The ERO Purchaser shall use its reasonable endeavours to procure on or as soon as reasonably practicable following Completion the release of any D&M Companies from any outstanding D&M Guarantees and pending such release shall, and shall procure that each ERO Company shall, indemnify and keep indemnified Meggitt and any D&M Company against all amounts paid by it pursuant to a D&M Guarantee after Completion (and all Losses incurred attributable to such liability). The ERO Purchaser shall offer, or procure that an ERO Company shall offer, a similar guarantee in substitution for such D&M Companies (if the D&M Guarantee is issued by a D&M Company) or (if the D&M Guarantee is supported by an indemnity, performance, advance payment or retention bond, letter or credit or similar arrangement issued by a third party) shall procure that an ERO Company shall procure a similar guarantee, retention bond, letter of credit or other arrangement, as applicable, in favour of the third party, if coupled with a release of the relevant D&M Guarantee or, if not, in favour of the relevant D&M Company for an amount equal to that under the guarantee obligation issued by the third party, in each case as reasonably requested by the DSAG Purchaser. For so long as and to the extent that any release from a D&M Guarantee has not been obtained, the ERO Purchaser shall use its reasonable efforts to procure that any ERO Company whose obligations are guaranteed pursuant to such D&M Guarantee performs the obligations that are so guaranteed.

7.2	The DSAG Purchaser shall use its reasonable endeavours to procure on or as soon as reasonably practicable following Completion the release of any ERO Companies from any outstanding ERO Guarantees and pending such release shall, and shall procure that each D&M Company shall, indemnify and keep indemnified the ERO Purchaser and any ERO Company against all amounts paid by it pursuant to an ERO Guarantee after Completion (and all Losses incurred attributable to such liability). The DSAG Purchaser shall offer, or procure that a D&M Company shall offer, a similar guarantee in substitution for such ERO Companies (if the ERO Guarantee is issued by an ERO Company) or (if the ERO Guarantee is supported by an indemnity, performance, advance payment or retention bond, letter or credit or similar arrangement issued by a third party) shall procure that a D&M Company shall procure a similar guarantee, retention bond, letter of credit or other arrangement, as applicable, in favour of the third party, if coupled with a release of the relevant ERO Guarantee or, if not, in favour of the relevant ERO Company for an amount equal to that under the guarantee obligation issued by the third party, in each case as reasonably requested by the ERO Purchaser. For so long as and to the extent that any release from a ERO Guarantee has not been obtained, the DSAG Purchaser shall use its reasonable efforts to procure that any D&M Company whose obligations are guaranteed pursuant to such ERO Guarantee performs the obligations that are so guaranteed.

7.3	At Completion, the parties shall give effect to the following provisions to repay certain indebtedness:

(a)	The DSAG Purchaser shall, and shall procure that the D&M Companies shall, on the Completion Date (i) repay in full the amount of the Estimated D&M Debt (falling within paragraphs (a), (c) (to the extent necessary to discharge any Liens) and (g) of the definition of D&M Debt only) (other than any D&M

Debt in respect of the Bonds) and release or discharge all Liens over any Group Companies (other than an ERO Group Company) existing in connection therewith and (ii) pay to the Trustee the amount required to redeem the Bonds in full in accordance with their terms in accordance with the terms of the DSAG Purchase Agreement;

(b)	The ERO Purchaser shall, and shall procure that the ERO Companies shall, on the Completion Date, forthwith repay in full the amount of the Estimated ERO Debt (falling within paragraphs (a), (c) (to the extent necessary to discharge any Liens) and (g) of the definition of ERO Debt only) and release or discharge all Liens over any ERO Group Company existing in connection therewith;

8.	INSURANCE

8.1	Each of the parties shall procure that, with effect from Completion, it has its own stand-alone insurance arrangements in place relating to the ERO Business or the D&M Business (as applicable after Completion).

8.2	The DSAG Purchaser shall take all necessary action (to the extent it is lawfully able) to ensure that the ERO Business continues to enjoy the benefit of the Policies at all times after the Completion Date. The costs and expenses of any such action shall be split equally between the DSAG Purchaser and the ERO Purchaser. To the extent that any Policy covers or insures against any loss relating to the ERO Business, (i) the DSAG Purchaser shall (at the expense of the ERO Purchaser) cooperate with the ERO Purchaser and the ERO Companies in submitting any claim under such Policy and take such action (at the expense of the ERO Purchaser) as may be reasonably requested by the ERO Purchaser and the ERO Companies in connection with the submission of any such claim on behalf of the ERO Purchaser or any ERO Company and (ii) to the extent that Meggitt or any member of its Group receives any payment under any Policy relating to or arising out of any loss incurred that relates to the ERO Business, such payment shall be promptly remitted by the DSAG Purchaser to the ERO Purchaser. The DSAG Purchaser shall supply the ERO Purchaser each quarter with such data relating to insurance claims made by the DSAG Group as the ERO Purchaser shall reasonably request from the Completion Date until five years from the Completion Date.

9.	APPOINTMENT OF EXPERT

9.1	In the event that there is any dispute between the parties relating to any matter under this Agreement which does not specifically provide for a dispute resolution mechanism and excluding disputes under Clauses 3, 9, 10, 11, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29. 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40 and 41 either party may refer the matter to an expert (the “Expert”).

9.2	If the parties are unable to agree on an Expert within seven (7) days of either party serving details of a suggested expert on the other, either party shall then be entitled to request the President for the time being of the Institute of Chartered Accountants in England and Wales to appoint an Expert.

9.3	The Expert shall be instructed to prepare a written decision and give notice (including a copy) of the decision to the parties within a maximum of three months of the matter being referred to the Expert.

9.4	If the Expert dies or becomes unwilling or incapable of acting, or does not deliver the decision within the time required by this Clause then:

(a)	either party may apply to The Institute of Chartered Accountants in England and Wales to discharge the Expert and to appoint a replacement Expert with the required expertise; and

(b)	this Clause applies in relation to the new Expert as if he were the first Expert appointed.

9.5	All matters under this Clause must be conducted, and the Expert’s decision shall be written, in the English language.

9.6	The parties are entitled to make submissions to the Expert and will provide (or procure that others provide) the Expert with such assistance and documents as the Expert reasonably requires for the purpose of reaching a decision.

9.7	To the extent not provided for by this Clause, the Expert may in his reasonable discretion determine such other procedures to assist with the conduct of the determination as he considers just or appropriate, including (to the extent he considers necessary) instructing professional advisers to assist him in reaching his determination.

9.8	Each party shall with reasonable promptness supply each other with all information and give each other access to all documentation and personnel as the other party reasonably requires to make a submission under this Clause.

9.9	The Expert shall act as an expert and as an arbitrator. The Expert shall determine the matter under this Agreement which may include any issue involving the interpretation of any provision of this Agreement, his jurisdiction to determine the matters and issues referred to him or his terms of reference. The Expert’s written decision on the matters referred to him shall be final and binding in the absence of manifest error or fraud.

9.10	Each party shall bear its own costs in relation to the reference to the Expert. The Expert’s fees and any costs properly incurred by him in arriving at his determination (including any fees and costs of any advisers appointed by the Expert) shall be borne by the parties equally.

10.	SHARED EMPLOYEES AND SHARED SERVICES

10.1	For a period of three (3) months from the Completion Date, the ERO Purchaser shall cause the ERO Managers to provide reasonable assistance to the D&M Companies and the DSAG Purchaser shall cause the D&M Managers to provide reasonable assistance to the ERO Companies to the extent such assistance is reasonably necessary for the operation of the D&M Business and the ERO Business respectively.

10.2	To the extent any employees of the D&M Group provide any services for the benefit of the ERO Group or any employees of the ERO Group provide any services for the benefit of the D&M Group which are necessary for the operation of the ERO Group or the D&M Group, respectively, the parties shall, between the date hereof and the Completion Date, use their reasonable efforts to negotiate appropriate transitional arrangements acceptable to both parties for the continued provision of such services after Completion for a period of three (3) months after the Completion Date.

11.	NON-SOLICITATION

11.1	Meggitt undertakes to the ERO Purchaser that it will not and will procure that each of its subsidiaries will not for a period of thirty six (36) months starting on the Completion Date directly or indirectly solicit or contact with a view to his engagement or employment by another person any of the ERO Managers. In respect of any person who is not an officer of the ERO Business the placing of an advertisement available to members of the public generally or the recruitment of such persons through an employment agency shall not, however, constitute a breach of this Clause 11.1 by Meggitt provided that Meggitt does not and procures that each of its subsidiaries do not encourage or advise such agency to approach such employee.

11.2	The ERO Purchaser undertakes to Meggitt that it will not and will procure that each ERO Company will not for a period of thirty six (36) months starting on the Completion Date directly or indirectly solicit or contact with a view to his engagement or employment by another person any of the D&M Managers. In respect of any person who is not an officer of the D&M Business the placing of an advertisement available to members of the public generally or the recruitment of such persons through an employment agency shall not, however, constitute a breach of this Clause 11.2 by the ERO Purchaser provided that the ERO Purchaser does not and procures that each of the ERO Companies do not encourage or advise such agency to approach such employee.

11.3	Each undertaking in this Clause 11 constitutes an entirely separate undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining undertakings shall continue to bind the relevant party.

11.4	Each party having obtained professional advice, acknowledges and agrees that the undertakings contained in this Clause 11 are no more extensive than is reasonable to protect the legitimate interests of the parties.

11.5	While the restrictions in this Clause 11 are considered by the parties to be reasonable in all the circumstances, it is agreed that if any restriction shall be adjudged to be void or ineffective for whatever reason but would be adjudged to be valid and effective if part of the wording of it was deleted, that restriction shall apply with such modifications as may be necessary to make it valid and effective.

11.6	Each party acknowledges that damages may not be an adequate remedy for any breach of the undertakings given by such party in this Clause 11 and that the parties shall be entitled to seek (in addition to damages) the remedies of injunction, specific performance and any other equitable relief for any threatened or actual breach of such undertakings, without any requirement for the securing or posting of any bond in connection with such remedy.

12.	TAXES

12.1	The DSAG Purchaser, on the one hand, and the ERO Purchaser, on the other hand, each agree to assume and to pay 50% of all sales, transfer, conveyance, stamp, stock transfer, real property transfer or gains and similar Taxes incurred as a result of the sale of the Shares (as defined in each of the DSAG Purchase Agreement and the ERO Purchase Agreement) or as a result of the consummation of the transactions contemplated by the DSAG Purchase Agreement and the ERO Purchase Agreement (including the Reorganisation (as defined in the DSAG Purchase Agreement). The parties shall cooperate in filing such documents as are required to be filed in connection with the payment of such Taxes, the establishment of any exemption (in whole or in part) with respect thereto, and to otherwise comply with applicable law with respect to such Taxes. For the avoidance of doubt, this Clause 12.1 shall not apply to any Canadian Withholding Tax (as described in Clause 4 of the ERO Purchase Agreement) payable in connection with the transactions contemplated by the ERO Purchase Agreement.

12.2	The ERO Purchaser and the ERO Companies shall indemnify, save and hold the D&M Indemnified Parties harmless from and against any and all Losses which arise out of or in connection with (i) any Taxes payable by the D&M Companies but which are attributable to the income, assets, employees or operations of the ERO Business, and (ii) Taxes of the affiliated group of corporations that file consolidated U.S. federal income tax returns of which Dunlop Standard Aerospace (US), Inc. is the common parent (other than any Taxes that are attributable to operations or assets of the D&M Business) that are imposed on any of the D&M Companies pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision under state or local law or regulation imposing several liability upon members of a consolidated, combined, affiliated or unitary group); provided however, that ERO Purchaser and the ERO Companies shall not indemnify, save and hold the D&M Indemnified Parties harmless from and against any Losses which arise out of or in connection with Taxes to the extent such Taxes are reflected in the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the DSAG Purchase Price Adjustment Statement. The amount of Losses for which claims may be made against the ERO Purchaser and the ERO Companies pursuant to this Clause 12.2 shall be reduced by the amount of any Tax Asset which is realizable from the Losses for which indemnity is sought.

12.3	The DSAG Purchaser and the D&M Companies shall indemnify, save and hold the ERO Indemnified Parties harmless from and against any and all Losses which arise out of or in connection with any Taxes payable by the ERO Companies but which are attributable to the income, assets, employees or operations of the D&M Business. For the avoidance of doubt, the DSAG Purchaser and the D&M Companies shall indemnify, save and hold the ERO Indemnified Parties harmless from and against any and all Losses arising out of or in connection with any Taxes of the Reorganisation Companies, other than any Losses arising out of or in connection with any Taxes which are attributable to the income, assets, employees and operations of the ERO Business. Notwithstanding the preceding two sentences, DSAG Purchaser and the

D&M Companies shall not indemnify, save and hold the ERO Indemnified Parties harmless from and against any and all Losses which arise out of or in connection with Taxes to the extent such Taxes are reflected in the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the ERO Purchase Price Adjustment Statement. The amount of Losses for which claims may be made against the DSAG Purchaser and the D&M Companies pursuant to this Clause 12.3, shall be reduced by the amount of any Tax Asset which is realizable from the Losses for which indemnity is sought.

12.4	For purposes of this Clause 12, whenever Taxes are required to be determined for the pre-Completion portion (including the date of Completion) of any taxable period that begins before and ends after the date of Completion (a “Pre-Completion Partial Period”) (or the post-Completion portion of any such taxable period (a “Post-Completion Partial Period”), the portion of any Taxes that shall be deemed to arise out of or in connection with the operation of any business during such period shall (i) in the case of any property or ad valorem tax, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Pre-Completion Partial Period (including the Completion Date) or the Post-Completion Partial Period, as the case may be, and the denominator of which is the number of days in the entire Tax period and (ii) in the case of any other Taxes, be deemed equal to the amount that would be payable computed as though the taxable period ends on and includes the Completion Date.

12.5	The DSAG Purchaser and the ERO Purchaser agree that none of the Reorganisation Companies shall carry back any item of loss, deduction or credit that arises in any taxable period ending after Completion to any taxable period that ends on or before the Completion Date (a “Pre-Completion Period”) of any affiliated group of corporations that file a consolidated U.S. federal income tax return and of which Dunlop Standard Aerospace (U.S.), Inc. is the common parent. The DSAG Purchaser shall cause to be made the election under Section 172(b)(3) of the United States Internal Revenue Code of 1986, as amended, to relinquish the entire carryback period with respect to any net operating loss attributable to the Reorganisation Companies in any taxable period beginning after Completion that could be carried back to a Pre-Completion Period.

12.6	The DSAG Purchaser shall have the right, at its own expense, to control any audit or examination by any taxing authority (“Tax Audit”), initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other proposed adjustment relating to Taxes with respect to the D&M Companies (other than the Reorganisation Companies the treatment of which is set forth in Clause 12.7 below); provided, however, that with respect to the resolution of any issue with respect to Taxes that is fully indemnified pursuant to Clause 12.2(i) by the ERO Purchaser and the ERO Companies, (i) the ERO Purchaser shall have the right to participate in such matter at its own expense, (ii) the DSAG Purchaser shall consult with the ERO Purchaser, and shall defend such issue in a commercially reasonable fashion as though it were its own liability, and (iii) the DSAG Purchaser shall not settle any such issue without the prior written consent of the ERO Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, giving due consideration to the merits of the claims for Taxes and the relative amount of Losses being indemnified by the ERO Purchaser compared to the merits and the amount of the claims for Taxes that are not indemnified by the ERO Purchaser.

12.7	With respect to any assessment, notice of deficiency, or other proposed adjustment relating to Taxes with respect to items of the Reorganisation Companies for any Pre-Completion Period or Pre-Completion Partial Period for which the DSAG Purchaser and the D&M Companies are fully indemnifying the ERO Indemnified Parties under Clause 12.2 (a “US D&M Company Tax Claim”), and provided that such claim can be contested separately from any Tax not indemnified under Clause 12.3, the DSAG Purchaser shall have the right to direct, control and settle such claim; provided however, that (i) the ERO Purchaser or its designee shall have the right to participate in such matter at its own expense, (ii) to the extent any settlement of any such proceeding is reasonably expected to have an adverse impact on the any of the ERO Indemnified Parties in respect of any Tax not indemnified under Clause 12.3, the DSAG Purchaser must obtain the prior written consent of the ERO Purchaser to such settlement, which consent shall not be unreasonably withheld. In the case of any US D&M Company Tax Claim that cannot be contested separately from any Tax not indemnified under Clause 12.3, the DSAG Purchaser shall control the conduct of any administrative or judicial proceedings relating to the US D&M Company Tax Claim at its sole expense, and the ERO Purchaser shall control the conduct of any other claims at its sole expense; provided, however, (i) that each party shall act in a commercially reasonable fashion in dealing with the claims that they control in the proceeding in light of the relative amount of Taxes at issue in the proceeding for the other party; (ii) the ERO Purchaser and the DSAG Purchaser shall consult in good faith on the proper administrative and judicial forums in which to contest such US D&M Company Tax Claim and other claims, it being understood that in the event of disagreement the choice of forum shall be decided by the DSAG Purchaser if the amount of the Taxes at issue in the US D&M Company Tax Claims in such proceedings exceeds the amount of the other Taxes at issue in such proceedings, and otherwise by the ERO Purchaser.

12.8	The ERO Purchaser shall have the right, at its own expense, to control any Tax Audit, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes with respect to the ERO Companies; provided, however, that with respect to the resolution of any issue with respect to Taxes that is fully indemnified pursuant to Clause 12.7 by the DSAG Purchaser, (i) the DSAG Purchaser shall have the right to participate in such matter at its own expense, (ii) the ERO Purchaser shall consult with the DSAG Purchaser and shall defend such issue in a commercially reasonable fashion as though it were its own liability, and (iii) the ERO Purchaser shall not settle any such issue without the prior written consent of the DSAG Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, giving due consideration to merits of the claims for Taxes and the relative amount of Losses being indemnified by the DSAG Purchaser when compared to the merits and the amount of the claims for Taxes that are not indemnified by the DSAG Purchaser.

12.9	The Parties and their respective Affiliates shall cooperate in both (i) the preparation of all Tax Returns for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information and (ii) any subsequent audits, claims, contests, litigation or other proceedings with respect to

Taxes of the D&M Companies and/or the ERO Companies (collectively, “Tax Proceedings”). Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the D&M Companies and/or the ERO Companies illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns, and furnishing such other information within such Party’s possession requested by the Party filing such Tax Returns or participating in Tax Proceedings, as is relevant to the preparation of such Tax Returns or the conduct of such Tax Proceedings, respectively. Such cooperation and information also shall include without limitation provision of powers of attorney for the purpose of signing Tax Returns and defending audits and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any applicable governmental authority which relate to the D&M Companies and/or the ERO Companies, and providing copies of all relevant Tax Returns to the extent related to the D&M Companies and/or the ERO Companies, together with accompanying schedules and related work papers, documents relating to rulings or other determinations by any governmental authority and records concerning the ownership and tax basis of property, which the requested Party may possess. The Parties and their respective affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

12.10	The parties shall report for all income and corporation Tax purposes any indemnity payments made pursuant to the terms of this Agreement as adjustments to the Purchase Price under the ERO Purchase Agreement, except where otherwise required by law, in which event the parties shall make such additional payments between themselves as will give effect to the principle that any Taxes and any Tax Asset resulting from such additional payments shall be shared equally by the parties.

12.11	In the event of any conflict between this Clause 12 and (i) any other Clause of this Agreement or (ii) the ERO Purchase Agreement, this Clause 12 shall control.

12.12	Meggitt confirms that the information contained in the Letter to the Inland Revenue from Deloitte & Touche LLP dated 21 June 2004 requesting guidance under Code of Practice 10 on the application of the substantial shareholding exemption is correct in all material respects as regards Meggitt and its subsidiaries and its and their affairs (but excluding, for the avoidance of doubt, the D&M Companies and their affairs).

13.	RIGHTS IN TRANSFERRED NAMES AND MARKS

13.1	The DSAG Purchaser shall procure that each of the D&M Companies shall at Completion transfer and convey to the ERO Purchaser all of their right, title and interest in and to the trade name and trademark “Standard Aero” and the other tradenames and trademarks listed on Schedule 1a hereto (collectively the “ERO Transferred Marks”).

13.2	The ERO Purchaser shall procure that each of the ERO Companies shall at Completion transfer and convey to the DSAG Purchaser all of their right, title and interest in and to the trade names and trademarks listed on Schedule 1b hereto (collectively the “D&M Transferred Marks”).

13.3	Each of the parties (collectively the “Transferors”) shall procure that their respective subsidiaries covenant and agree at Completion to execute such other instruments of conveyance and other documents reasonably requested by the other (the “Transferee”) to effect or consummate or more fully reflect or document the transfer and conveyance of the trademarks listed in Schedule 1 hereto (collectively the “Transferred Marks”) contemplated by this Clause 13.

13.4	Effective as of Completion each of the Transferors shall immediately cease and shall procure that their respective subsidiaries shall cease the use of the relevant Transferred Marks, provided, however, that all the companies within the Transferor’s Group shall be permitted to use the Transferred Marks for a transition period of 180 days following Completion and shall be permitted to continue to make use of existing stationary, invoices, pre-printed forms and similar documents and supplies containing the Transferred Marks until the existing supply thereof has been exhausted. Further, each of the Transferees agree that for a period terminating 180 days after Completion, they will not (and they will procure that their respective subsidiaries do not) enforce any of their right title or interest in any other trade names or trade marks against the Transferor’s Group to the extent that such trade names or trade marks are used by the Transferor’s Group during that period in a manner consistent with use made thereof pre-Completion.

13.5	Notwithstanding any other provision in this Agreement, within 180 days after Completion each of the Transferors undertakes to cause each company within their Group that has a corporate or company name that is substantially similar to an ERO Transferred Mark or D&M Transferred Mark (as appropriate) to change its corporate or company name to a name that does not resemble the relevant Transferred Mark (and not to change them back again).

13.6	Any licence fee payable to any Licensor (not being an ERO Group Company or a D&M Group Company) shall be borne and paid by the Transferee.

14.	REAL ESTATE

14.1	The parties acknowledge:

(a)	that the facility of the DSAG Group located in Singapore is currently shared by the D&M Business and the ERO Business and it is the intention of the parties to enter into an appropriate sublease or other arrangement at Completion providing for separation of such facility. The parties agree to negotiate in good faith and otherwise use their respective reasonable endeavours between the date hereof and the Completion Date to reach agreement concerning the terms of such sublease or other arrangement and to document the terms of such sublease or other arrangement with the intention of causing the appropriate D&M Companies and ERO Companies to enter into such sublease or other arrangement at Completion; and

(b)	that the lease of the facility of the DSAG Group located in Forest Row, Georgia, USA is vested in an ERO Company although the facility is occupied solely by the D&M Business and the parties agree that it is the intention that at or as soon as possible after Completion (all necessary consents and approvals having been obtained) the lease and any other assets at the facility which are vested in an ERO Company will be transferred to the DSAG Purchaser or to such D&M Group Company as it shall direct and the parties agree to take all steps reasonably necessary to achieve the necessary transfer.

14.2	The costs of implementing the arrangements contemplated by Clause 14.1 shall be borne by the DSAG Purchaser and the ERO Purchaser equally.

15.	TRANSFERRING EMPLOYEES

15.1	To the extent that the transactions contemplated by the DSAG Purchase Agreement, the ERO Purchase Agreement and this Agreement cause: a) any of the D&M Companies to cease to supply the services of the ERO Assigned Employees to the ERO Companies; and/or b) any of the ERO Companies to cease to supply the services of the D&M Assigned Employees to the D&M Companies, the parties agree that such cessations will in relation to the European Union constitute a Relevant Transfer and accordingly the contracts of employment of such employees and any collective agreement relating to them will (to the extent required by the relevant Regulations) have effect from Completion as if originally made between: (a) the D&M Companies (or one of them) and the D&M Assigned Employees; or (b) the ERO Companies (or one of them) and the ERO Assigned Employees; (unless in either case, any such employee objects to being transferred in accordance with the Regulations).

15.2	Unless otherwise reflected in the Net Assets of the ERO Companies calculated pursuant to the ERO Purchase Agreement or the Net Assets of the D&M Companies calculated pursuant to the DSAG Purchase Agreement all amounts payable under or in connection with the contract of employment of each of the D&M Assigned Employees shall be for the account of the D&M Companies and all amounts payable under or in connection with the contract of employment of each of the ERO Assigned Employees shall be for the account of the ERO Companies.

15.3	In the event that any ERO Assigned Employee asserts or establishes that his employment has not transferred to an ERO Company pursuant to the Regulations, the ERO Company shall within 7 days of being so informed either by that person or by a D&M Company (whichever is the earlier) procure an offer of employment to that person on the terms and conditions which are the same in all material respects, and, in the event that such offer is not accepted and provided that the termination of such person’s employment is effected as soon as is reasonably practicable thereafter, any liability there may be on the part of any D&M Company to make a payment (and any taxes or social security contributions thereon) to such a person under their contract of employment or pursuant to statute or civil code as a result of its termination shall be reimbursed by the ERO Purchaser as to 50% of such liability.

15.4	In the event that any D&M Assigned Employee asserts or establishes that his employment has not transferred to a D&M Company pursuant to the Regulations, the D&M Company shall within 7 days of being so informed either by that person or by an ERO Company (whichever is the earlier) procure an offer of employment to that person on terms and conditions which are the same in all material respects, and in the event that such offer is not accepted and provided that the termination of such person’s employment is effected as soon as is reasonably practicable thereafter, any liability there may be on the part of any ERO Company to make a payment (and any taxes or social security contributions thereon) to such a person under their contract of employment or pursuant to statute or civil code as a result of its termination shall be reimbursed by the DSAG Purchaser as to 50% of such liability.

15.5	Each party shall make reasonable endeavours to ensure that the other party is provided with such information and assistance as may be reasonably necessary for the other party or its subsidiaries to comply with any obligations to inform and consult their employees or their employee representatives pursuant to the Regulations.

16.	PENSIONS

16.1	If any employee who is an employee of a D&M Company at Completion is an active member at Completion of the Dunlop Standard Aerospace, US 401(k) Savings & Profit Sharing Plan, the Standard Aero Limited Canadian Pension Plan or any other pension plan which is or becomes the responsibility of an ERO Company, he or she shall cease to be an active member of that plan but shall be fully vested in the value of all contributions made to and benefits accrued under that plan at that date regardless of his or her period of service.

16.2	If any employee who is an employee of an ERO Company at Completion is an active member at Completion of the Dunlop Aerospace Limited UK Pension Scheme or any other pension plan which is or becomes the responsibility of a D&M Company, he or she shall cease to be an active member of that plan but shall be fully vested in the value of all contributions made to and benefits accrued under that plan at that date regardless of his or her period of service.

17.	CONSULTATION REGARDING REGULATORY AUTHORIZATIONS

17.1	The DSAG Purchaser shall not take any action that would have the effect of materially delaying, impairing or impeding the receipt of any regulatory authorizations of competition authorities required by the ERO Purchaser in relation to the matters that are the subject of the ERO Purchase Agreement.

17.2	The ERO Purchaser shall not take any action that would have the effect of materially delaying, impairing or impeding the receipt of any regulatory authorizations of competition authorities required by the DSAG Purchaser in relation to the matters that are the subject of the DSAG Purchase Agreement.

17.3	To the extent permitted by law, the DSAG Purchaser shall promptly notify the ERO Purchaser of any communication it or any of its subsidiaries receives from any competition authority relating to the matters that are the subject of the ERO Purchase Agreement.

17.4	To the extent permitted by law, the ERO Purchaser shall promptly notify the DSAG Purchaser of any communication it or any of its subsidiaries receives from any competition authority relating to the matters that are the subject of the DSAG Purchase Agreement.

17.5	Where reasonable, and subject to any confidentiality obligations to third parties, the DSAG Purchaser shall permit the ERO Purchaser to review in advance any proposed communication by the DSAG Purchaser to any competition authority relating to the matters that are the subject of the ERO Purchase Agreement.

17.6	Where reasonable, and subject to any confidentiality obligations to third parties, the ERO Purchaser shall permit the DSAG Purchaser to review in advance any proposed communication by the ERO Purchaser to any competition authority relating to the matters that are the subject of the DSAG Purchase Agreement.

17.7	The DSAG Purchaser shall not agree to participate in any meeting with any competition authority in respect of any filing, investigation or other inquiry in relation to the matters that are the subject of the ERO Purchase Agreement unless it consults with the ERO Purchaser in advance.

17.8	The ERO Purchaser shall not agree to participate in any meeting with any competition authority in respect of any filing, investigation or other inquiry in relation to the matters that are the subject of the DSAG Purchase Agreement unless it consults with the DSAG Purchaser in advance.

17.9	Subject to any applicable confidentiality obligations, and to the extent permitted by law, the DSAG Purchaser and the ERO Purchaser shall co-operate and co-ordinate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with Clauses 17.1 to 17.8.

17.10	Nothing contained in this Clause 17 shall result in either the DSAG Purchaser or the ERO Purchaser being required to disclose business secrets or confidential information to the other, and for these purposes business secrets shall include turnover information, market share data, confidential company structure information and other information reasonably considered confidential or market sensitive.

18.	DSAG PURCHASE AGREEMENT

18.1	In the event that Completion does not occur, to the extent that any party receives any payment (including payments in respect of damages), expense reimbursement or other compensation for, or in respect of, or arising out of, any breach by the Vendors (as defined in the DSAG Purchase Agreement) or Managers (as defined in the DSAG Purchase Agreement) or default by the Vendors (as defined in the DSAG Purchase Agreement) under the DSAG Purchase Agreement, or any breach or default by the Vendors (as defined in the ERO Purchase Agreement) under the ERO Purchase Agreement, such party shall promptly (and in any event within 5 Business Days) pay over or remit to the other party an amount such that the amount paid over or remitted to the other party and the remainder held by the receiving party are proportionate to the respective Losses of each party as a result of such breach or default.

18.2	Neither party will settle or compromise any dispute or controversy with the Vendors (as defined in the DSAG Purchase Agreement) or the Managers (as defined in the DSAG Purchase Agreement) under the DSAG Purchase Agreement (including, without limitation, any dispute relating to the Purchase Price Adjustment Statement) without the prior written consent of the other party.

18.3	The ERO Purchaser and the DSAG Purchaser each undertake that it will notify the other forthwith in the event that it or any member of its Group becomes aware of a breach of paragraph 4 of Schedule 11 to the DSAG Purchase Agreement. It further undertakes to the other that in the event of such a breach of paragraph 4 of Schedule 11, it will following Completion, to the extent the matter is not taken into account in the Purchase Price Adjustment Statement pay such an amount (or procure that such an amount be paid) to the person in the other’s Group who has suffered loss as a result of the breach, so as to put that person in the position it would have been in, but for the breach in question.

18.4	The ERO Purchaser and the DSAG Purchaser agree that where there is an obligation in the DSAG Purchase Agreement on both the ERO Purchaser and the DSAG Purchaser in relation to the Group Companies:

(a)	the ERO Purchaser shall procure that such obligation is satisfied by each ERO Company to which it applies; and

(b)	the DSAG Purchaser shall procure that such obligation is satisfied by each D&M Company to which it applies.

18.5	Each of the ERO Purchaser (in relation to the ERO Companies) and the DSAG Purchaser (in relation to the D&M Companies) agrees to provide such reasonable assistance to the other to allow such other party to meet its obligations under the DSAG Purchase Agreement, including, without limitation, providing information required in relation to any ERO Company or D&M Company (as appropriate) on a timely basis.

19.	CLAIMS, RIGHTS AND OBLIGATIONS PURSUANT TO THE ERO PURCHASE AGREEMENT

19.1	Each party acknowledges conditional upon Completion, that it shall have no claims or rights of action whatsoever under common law, statute or otherwise under or pursuant to the ERO Purchase Agreement save in relation to or pursuant to sub-clauses 2.3, 2.4 and 2.5 and Schedule 2 (Purchase Price Adjustment) and clause 18 (Further Assurance) of the ERO Purchase Agreement and, effective upon Completion, hereby waives, releases and forever discharges each other against any such actions, claims and proceedings under or pursuant to the ERO Purchase Agreement (other than pursuant to sub-clauses 2.3, 2.4 and 2.5 and Schedule 2 (Purchase Price Adjustment) and clause 18 (Further Assurance)) which each may have had but for the execution of this Agreement

19.2	Conditional upon Completion, each party acknowledges and accepts that for the purposes of clause 18 (Further Assurance) of the ERO Purchase Agreement:

(a)	the ERO Vendors have no obligations other than an obligation upon DSAG to transfer, or to procure the transfer of, such right title or interest in the ERO Shares to the ERO Purchaser for no additional consideration to the extent that DSAG or any other D&M Company has at Completion any right title or interest in or to the ERO Shares or any of them; and

(b)	pursuant to clause 2 of the ERO Purchase Agreement neither DSAG nor the ERO Vendors shall be considered to have given any representation, warranty, covenant or guarantee whatsoever, express or implied relating to the legal or beneficial title of any of the ERO Vendors in or to the ERO Shares or any of them and that to the fullest extent possible any such representation, warranty, covenant or guarantee which may be implied by statute, common law or otherwise in any jurisdiction is excluded.

20.	OBLIGATIONS OF AN INDEMNIFIED PERSON

20.1	If, after an Indemnifying Person has made an indemnity payment to an Indemnified Person pursuant to this Agreement, the Indemnified Person shall be reimbursed or recover any amount or receive any benefit or credit in respect of the subject matter of the claim, then the Indemnified Person shall forthwith repay to the Indemnifying Person:

(a)	the amount reimbursed, recovered or received by the Indemnified Person or the amount that the Indemnified Person will save by virtue of the payment or the benefit or credit (less any taxation payable and all expenses incurred by the Indemnified Person in respect thereof); or

(b)	if less, the amount previously paid to the Indemnified Person.

21.	GUIDING PRINCIPLES & CATEGORISATION OF NEGATIVE OR POSITIVE

21.1	Following Determination of the D&M Purchase Price Adjustment Statement, if the result of:

(a)	the Actual Net D&M Assets less the Estimated Net D&M Assets; added to

(b)	the Estimated Net D&M Debt less the Actual Net D&M Debt,

is either 0 or a positive figure the D&M Purchase Price Adjustment Amount shall be categorised as “Positive” (+ve) and to the extent that it is a negative figure the D&M Purchase Price Adjustment Amount shall be categorised as “Negative” (-ve). The amount by which such figure is greater than zero shall be categorised as the “D&M Positive Amount”, and the extent to which such figure is less than zero shall be categorised as the “D&M Negative Amount” and references to its “Positive Amount” and its “Negative Amount” shall be construed accordingly.

21.2	Following Determination of the ERO Purchase Price Adjustment Amount, if the result of:

(a)	the Actual Net ERO Assets less the Estimated Net ERO Assets; added to

(b)	the Estimated Net ERO Debt less the Actual Net ERO Debt,

is either 0 or a positive figure the ERO Purchase Price Adjustment Amount shall be categorised as “Positive” (+ve) and to the extent that it is a negative figure the ERO Purchase Price Adjustment Amount shall be categorised as “Negative” (-ve). The amount by which such figure is greater than zero shall be categorised as the “ERO Positive Amount” and the extent to which such figure is less than zero shall be categorised as the “ERO Negative Amount” and references to its “Positive Amount” or its “Negative Amount” shall be construed accordingly.

21.3	In addition to the payments made from the 2nd Escrow Account in accordance with Clause 22, each of the ERO Purchaser and the DSAG Purchaser agree to make such additional payments in accordance with the Guiding Principles contained in Schedule 5 to this Agreement within 5 Business Days of the later to occur of (i) the Determination of the DSAG PPA and (ii) the Determination of each of the ERO Purchase Price Adjustment Amount and the D&M Purchase Price Adjustment Amount. For the avoidance of doubt, to the extent that the D&M Purchase Price Adjustment Amount and the ERO Purchase Price Adjustment Statement have not been Determined, no payment shall be made in accordance with the Guiding Principles and no instruction shall be provided to the 2nd Escrow Agent in connection with a payment out of such 2nd Escrow Account other than pursuant to a Determination of the A380 Issue.

22.	ESCROW

22.1	The ERO Purchaser and the DSAG Purchaser agree that after the date of this Agreement they shall endeavour in good faith to agree the terms of the Escrow Agreement as soon as reasonably practicable.

22.2	In the event that any amount is payable from the 1st Escrow Account to the DSAG Purchaser’s Counsel’s Account pursuant to the DSAG Purchase Agreement following the Determination of the DSAG PPA, the DSAG Purchaser undertakes to instruct the 1st Escrow Agent (in accordance with the terms of such escrow) to transfer such sum directly to the 2nd Escrow Account. For the avoidance of doubt, payments in favour of the DSAG Purchaser for the A380 Issue shall not be transferred into the 2nd Escrow Account.

22.3	The DSAG Purchaser undertakes not to give any instruction to the 1st Escrow Agent except in accordance with the terms of the DSAG Purchase Agreement and this Agreement.

22.4	In the event that, at the time that the DSAG Purchase Price Adjustment Amount is Determined, the A380 Issue has not been Determined, any payments otherwise due to the ERO Purchaser and the DSAG Purchaser shall be reduced if necessary to ensure that, the amount standing to the credit of the 2nd Escrow Account plus any amounts standing to the credit of the First Escrow Account at the date of such payment from the 2nd Escrow Account in respect of such DSAG PPA shall not be less than £12.5 million. No payment from the 2nd Escrow Account to the ERO Purchaser of £8.5 million or less shall be reduced at all. Any amounts so retained in the 2nd Escrow Account shall be available to satisfy the A380 Issue if Determined in favour of the DSAG Purchaser to the extent that the First Escrow Account is insufficient to satisfy such A380 Issue so Determined.

22.5	If any payments due to the ERO Purchaser have been reduced pursuant to Clause 22.4 the ERO Purchaser and the DSAG Purchaser will instruct the 2nd Escrow Agent to make such payment(s) (the “Preliminary Payments” and each a “Preliminary Payment”) to either of them from the available monies as are required, in accordance with the Guiding Principles, provided always that if the ERO Purchaser is entitled to a payment from such 2nd Escrow Account in excess of £8.5 million as a result, it shall receive the first £8.5 million of any such payment and thereafter receive such additional amounts as are available subject to Clause 22.4 only to the extent the D&M Negative Amount (expressed as a positive) is less than £4 million. If the A380 Issue is then subsequently Determined:

(a)	in favour of the DSAG Purchaser each of the ERO Purchaser and the DSAG Purchaser shall:

(i)	instruct the 2nd Escrow Agent to pay any amount standing to the credit of the 2nd Escrow Account to the DSAG Purchaser (up to the amount of the A380 Issue or such lower settlement amount); and

(ii)	make such payments to each as are required (if any) to ensure that the ERO Purchaser has received, in aggregate with its Preliminary Payment, the sum of £12.5 million less the D&M Negative Amount (expressed as a positive figure) provided always that for the purposes of this calculation such D&M Negative Amount (expressed as a positive figure) shall never exceed £4 million.

(b)	in favour of the DSAG Vendors, each of ERO Purchaser and the DSAG Purchaser shall instruct the Second Escrow Agent to make such payments to either of them from the monies standing to the credit of the 2nd Escrow Account in accordance with the Guiding Principles which when aggregated with its Preliminary Payment, and payment pursuant to Clause 21, will place such party in the position as they would have been if the calculation had been made in accordance with the Guiding Principles as if the A380 Claim had been Determined in favour of the DSAG Vendors prior to the Determination of the DSAG Purchase Price Adjustment.

22.6	If the A380 Issue is Determined prior to the Determination of the DSAG PPA then:

(a)	if it is Determined in favour of the DSAG Purchaser, within 5 Business Days of the Determination of the DSAG PPA, the ERO Purchaser and the DSAG Purchaser agree to instruct the 2nd Escrow Agent (following receipt of the relevant amount into the 2nd Escrow Account) to make such payment(s) to either of them from the monies standing to the credit of the 2nd Escrow Account as are required in accordance with the Guiding Principles from such 2nd Escrow Account but provided always that any payment to the ERO Purchaser does not exceed £12.5 million less the D&M Negative Amount (expressed as a positive figure) of the DSAG Purchaser and provided further that for the purposes of this calculation such D&M Negative Amount (expressed as a positive figure) shall never exceed £4 million;

(b)	if it is Determined in favour of the DSAG Vendors, within 5 Business Days of the Determination of the DSAG PPA, the ERO Purchaser and the DSAG Purchaser agree to instruct the 2nd Escrow Agent (following receipt of the relevant amount into the 2nd Escrow Account) to make such payments as are required in accordance with the Guiding Principles from such 2nd Escrow Account.

23.	CONDUCT OF CLAIMS

If any matter that is likely to give rise to a claim under the indemnity provisions in this Agreement comes to the notice either of the Indemnifying Person or the Indemnified Person, then the party against which the claim is made shall:

(a)	consult with the other party regarding the conduct of the claim and comply with its reasonable requests in relation to the claim; and

(b)	not without the prior written consent of the other party (not to be unreasonably withheld or delayed) effect any settlement of or compromise or release of the claim.

24.	DEALINGS BETWEEN GROUPS

Each party (the “Providing Party”) shall for a period of six (6) years from Completion give to the other (the “Requesting Party”) reasonable access to and the right to copy records and books in hard copy form belonging to the Providing Party or any of its subsidiaries:

(a)	to the extent reasonably necessary to deal with any aspect of the commercial affairs of the ERO Business or the D&M Business as the case may be;

(b)	for the purpose of complying with statutory obligations or an order of any court of competent jurisdiction; or

(c)	to the extent that the Requesting Party has a reasonable requirement for such access or questioning and the Providing Party gives its consent to such access or questioning, such consent not to be unreasonably withheld or delayed.

25.	CONFIDENTIALITY

25.1	The ERO Purchaser agrees for the benefit of the DSAG Purchaser, DSAG and the D&M Companies and each entity from time to time in the DSAG Purchaser’s Group that, other than as specifically provided for in this Agreement, the ERO Purchaser, the ERO Companies and the entities from time to time in the ERO Purchaser’s Group will not disclose to any other person trade secrets or other confidential information belonging or relating to the D&M Business unless:

(a)	the disclosure is made to an officer, employee or professional adviser of the ERO Companies who reasonably requires the information for the proper performance of his duties, on the terms that the ERO Purchaser will procure that such professional adviser complies with the provisions of this Clause 25.1 in respect of such information as it were party to this Agreement;

(b)	the disclosure is required by law or by any court of competent jurisdiction or by any regulatory body to whose jurisdiction the person disclosing the trade secret or other confidential information is subject;

(c)	the disclosure is made to any tax authority in connection with the tax affairs of the ERO Business or the D&M Business;

(d)	the other party has given prior written approval to the disclosure or use, such approval not to be unreasonably withheld or delayed;

(e)	the trade secret or confidential information also belongs to or relates to the party making the disclosure; or

(f)	the disclosure is of information which has at that time entered the public domain otherwise than through the fault of the ERO Purchaser or an ERO Company.

25.2	The DSAG Purchaser agrees for the benefit of the ERO Purchaser, the ERO Companies and each entity from time to time in the ERO Purchaser’s Group, that other than as specifically provided for in this Agreement, the DSAG Purchaser, the D&M Companies and the entities from time to time in the DSAG Purchaser’s Group will not disclose to any other person trade secrets or other confidential information belonging or relating to the ERO Business unless:

(a)	the disclosure is made to an officer, employee or professional adviser of the DSAG or the D&M Companies who reasonably requires the information for the proper performance of his duties, on the terms that the DSAG Purchaser will procure that such professional adviser complies with the provisions of this Clause 25.2 in respect of such information as it were party to this Agreement;

(b)	the disclosure is required by law or by any court of competent jurisdiction or by any regulatory body to whose jurisdiction the person disclosing the trade secret or other confidential information is subject;

(c)	the disclosure is made to any tax authority in connection with the tax affairs of the ERO Business or the D&M Business;

(d)	the other party has given prior written approval to the disclosure or use, such approval not to be unreasonably withheld or delayed;

(e)	the trade secret or confidential information also belongs to or relates to the party making the disclosure; or

(f)	the disclosure is of information which has at that time entered the public domain otherwise than through the fault of the DSAG Purchaser, DSAG or a D&M Company.

25.3	The DSAG Purchaser agrees that, to the extent that it is able to do so, where it or any D&M Company has the benefit of any confidentiality undertakings pursuant to clause 14 of the DSAG Purchase Agreement, it shall, and it shall procure that each D&M Company shall (i) take all steps to enforce such undertakings for the benefit of the ERO Purchaser and itself and to the extent that such enforcement relates to the ERO Business, the cost thereof shall be borne by the ERO Purchaser.

26.	ANNOUNCEMENTS

26.1	No announcement, communication, circular or statement about this Agreement, the DSAG Purchase Agreement or the ERO Purchase Agreement or the subject matter of, or any matter referred to in, this Agreement, the DSAG Purchase Agreement or the ERO Purchase Agreement shall be made or issued prior to, on or after Completion by or on behalf of any of the parties without the prior written approval of the DSAG Purchaser and the ERO Purchaser, (in each case such approval not to be unreasonably withheld or delayed) PROVIDED that nothing shall restrict the making by any party hereto (even in the absence of agreement by the other parties) of (i) any statement which may be required by law but the party with an obligation to make an announcement or issue a circular shall consult with the other parties as to its timing, content and manner of making or despatch insofar as is reasonably practicable before complying with such an obligation or (ii) which is the agreed terms or any repetition thereof or (iii) is made or sent by either party after Completion to a customer, client or supplier of a D&M Group Company or an ERO Group Company informing it of that party’s purchase of the relevant shares pursuant to the DSAG Purchase Agreement and the ERO Purchase Agreement respectively.

26.2	The parties have prepared an agreed form announcement relating to the transactions contemplated by this Agreement, the DSAG Purchase Agreement and the ERO Purchase Agreement. The parties hereby agree that any future announcements relating to the transactions contemplated by this Agreement, the DSAG Purchase Agreement and the ERO Purchase Agreement proposed to be made will not require the consent of the other parties to this Agreement prior to circulation, provided that any such proposed announcement:

(a)	is made on terms consistent with the aforementioned agreed form announcement; and

(b)	does not contain any other information the disclosure of which would otherwise require the consent of the other parties pursuant to Clause 25 and sub-clause 26.1 of this Agreement.

26.3	If a future proposed announcement contains any information the disclosure of which would require the consent of the other parties pursuant to Clause 25 and sub-clause 26.1 of this Agreement, the consent of such other parties to the circulation of such proposed announcement will only be required in connection with such information.

27.	TERMINATION

27.1	This Agreement shall terminate and be of no further effect upon the tenth anniversary of the date of this Agreement (the “First End Date”) unless either the ERO Purchaser or the DSAG Purchaser (the “Requesting Party”) has, not more than nine months before the First End Date and not less than 6 months before the First End Date delivered to the other (the “Recipient”) a written notice requesting that this Agreement be extended for a five year period commencing on the First End Date (an “Extension Request”).

27.2	The Extension Request shall state that the DSAG Purchaser or the ERO Purchaser, as the case may be, has reasonable grounds for believing that the D&M Group (if the Requesting Party is the DSAG Purchaser) or the ERO Group (if the Requesting Party is the ERO Purchaser) is or may be liable for Losses of a type which would fall within Clause 4.1(c) or 4.2(c) as the case may be (“No Pocket Losses”) and which have a net present value (after taking into account any insurance proceeds receivables or other reimbursements available to such party) of £5 million (the “Threshold Amount”) or more.

27.3	For the purposes of this Clause 27 Losses include all Losses, whether present, future, prospective or contingent, whether or not fixed in amount or unliquidated and whether or not they are capable of being determined by fixed rules or as a matter of opinion.

27.4	If the Recipient disagrees with the proposal of the Requesting Party to extend the term of this Agreement as described in the Extension Request, it shall so notify the party delivering the Extension Notice within 30 days of receipt (a “Dispute Notice”)

27.5	The Requesting Party and the Recipient shall use reasonable endeavours to agree whether the Agreement shall be extended or not for 30 days following delivery of the Dispute Notices.

27.6	If, after the period set forth in Clause 27.5 has elapsed, the Requesting Party and the Recipient have not agreed that the First End Date be extended, then the parties shall jointly instruct a firm of Actuaries (the “Actuary”) to provide a written opinion of the net present value of the No Pocket Losses specified in the Extension Request plus any other No Pocket Losses notified to the Actuary by the Recipient within 5 days of the Actuary’s appointment as of the First End Date (the “Actuary’s Opinion”).

27.7	The Actuary shall be instructed to deliver the Actuary’s Opinion to the parties as soon as practicable and in any event with 30 days of his appointment hereunder. The parties shall give the Actuary such assistance as he shall request in order to prepare the Actuary’s Opinion.

27.8	If the Requesting Party and the Recipient agree that the term of this Agreement shall be extended or if the Actuary’s Opinion states that the No Pocket Liabilities specified in the Extension Request have a net present value in excess of the Threshold Amount at the First End Date, then the term of this Agreement shall be extended to the fifteenth anniversary of the date of this Agreement (the “Second End Date”). If the Actuary’s Opinion does not state that the net present value of the No Pocket Liabilities equals £5 million or more, then this Agreement shall terminate on the First End Date and be of no further effect.

27.9	If extended pursuant to Clause 27.8, this Agreement shall terminate and be of no further effect upon the Second End Date unless either the ERO Purchaser or the DSAG Purchaser has, not more than nine months before the Second End Date and not less than 6 months before the Second End Date delivered to the other a written notice (a “Second Extension Request”) requesting that this Agreement be extended for a further five year period commencing on the Second End Date and ending on the twentieth anniversary of the date of this Agreement (the “Third End Date”).

27.10	If a Second Extension Request is received pursuant to Clause 27.9, then the agreement or determination as to whether this Agreement shall be further extended for a further 5 year period ending on the twentieth anniversary of the date of this Agreement shall be determined in accordance with the procedures set forth in Clause 27.2 to 27.8 (inclusive) with references to the First End Date being substituted with references to the Second End Date and the reference to the Second End Date being substituted with a reference to the Third End Date.

27.11	This Agreement shall terminate and be of no further effect upon the Third End Date. Not more than 9 months or less than 6 months prior to the Third End Date either or both the DSAG Purchaser or the ERO Purchaser may request that an Actuary be appointed to calculate the net present value of any No Pocket Losses as of the Third End Date.

27.12	Upon determination by the Actuary of the No Pocket Losses as of the date on which this Agreement is to terminate, being one of the First End Date, the Second End Date or the Third End Date, the parties shall determine which No Pocket Losses are or will be incurred by an ERO Group Company and which have been incurred by or are attributable to a D&M Company and shall allocate the net present value of such No Pocket Losses accordingly and determine the total net present value of such No Pocket Losses which have been incurred by or are attributable to the ERO Group and the D&M Group respectively. Upon termination of this Agreement, the ERO Purchaser shall pay the DSAG Purchaser half of the net present value of the No Pocket Losses which have been incurred by or are attributable to the DSAG Group Companies and the DSAG Purchaser shall pay to the ERO Purchaser half of the net present value of the No Pocket Losses which have been incurred by or are attributable to the ERO Group Companies, all as such net present value has been determined by the Actuary.

27.13	The costs and expenses of any Actuary appointed pursuant to this Clause 27 shall be borne equally between the Requesting Party and the Recipient, unless the relevant Actuary’s Opinion states that the No Pocket Losses specified in the Extension Request have a net present value of £2 million or less, in which case the costs and expenses of the Actuary shall be borne by the Requesting Party.

28.	ENTIRE AGREEMENT

28.1	This Agreement and the documents referred to in it or entered into pursuant to it constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this Agreement.

29.	VARIATION

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties hereto. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

30.	ASSIGNMENT

30.1	Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties (such consent not to be unreasonably delayed) except that the benefits arising under this Agreement may be assigned, in whole or in part, and the benefits and burdens arising under this Agreement may be novated in whole or in part by either party (provided always that the liability of any party to this Agreement (in whatever capacity) is in no way increased as a result of such assignment or novation) to:

(a)	any member of its Group or in the case of the ERO Purchaser, any person owned or controlled by T.C. Group LLC, doing business as The Carlyle Group, or any person in which any such person has an interest, whether direct or indirect; or

(b)	any party by way of security for borrowings incurred by such party;

(c)	to any subsequent buyer of the D&M Business or the ERO Business (as the case may be) or any substantial part thereof.

30.2	Subject to this Clause 30, this Agreement will be binding upon, enure to the benefit of and be enforceable by the parties and their respective successors and assigns.

31.	COSTS

Except as otherwise expressly set out herein, whether or not this Agreement and the transactions contemplated hereby are completed, all costs (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

32.	INVALIDITY

If any term or provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, then such term or provision shall (so far as it is illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but the remainder of this Agreement shall not be affected. The parties shall then use all reasonable endeavours to replace the illegal, invalid or unenforceable provisions by a valid provision the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision.

33.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all the counterparts shall together constitute one and the same instrument.

34.	WAIVER

Any waiver or any right or default hereunder will be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver, modification or amendment of this Agreement or of any provision hereof will be effective unless in writing and signed by the party against whom such waiver, modification or amendment is sought to be enforced. Any delay by any party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy of the exercise of any other right or remedy. The rights and remedies of the parties under this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

35.	SURVIVAL

Subject to the limitations set out in this Agreement, the respective rights and remedies of the DSAG Purchaser and the ERO Purchaser in respect of any breach of this Agreement shall not be affected by any event or matter whatsoever which otherwise might have affected such rights and remedies (including any reorganisation of the D&M Companies within the Meggitt Group or the ERO Companies within the ERO Purchaser’s Group or the sale of any company or companies in the Meggitt Group or the ERO Purchaser’s Group to a third party) except a specific and duly authorised written waiver or release.

36.	FURTHER ASSURANCE

Each of the parties hereto shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the other party hereto may from time to time reasonably require, whether on or after Completion, for the purpose of giving to such other party the full benefit of all the provisions of this Agreement including, without limitation, giving the other party and its subsidiaries and their authorised representatives reasonable access to all books, records, personnel, offices and other facilities and provisions of the D&M Companies or the ERO Companies (as the case may be); (ii) permitting the other party and its subsidiaries to make such copies and inspections thereof as they may from time to time reasonably request; (iii) furnishing the other party and its subsidiaries with such financial and operating data and other information with respect to the D&M Companies or the ERO Companies (as the case may be) as they may from time to reasonably request.

37.	NOTICES

37.1	Any notice or other communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it and may be served by delivering it by hand or sending it by fax or prepaid recorded delivery or registered post to the address and for the attention of the relevant party set out in this Clause 37.1 (or as otherwise notified from time to time hereunder). Any notice so served by hand, fax or post shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered to the address referred to in Clause 37.2;

(b)	in the case of inland first class recorded or registered post, seventy-two (72) Business Days from the date of posting;

(c)	in the case of air mail recorded or registered post, one hundred and twenty hours from the date of posting;

(d)	if sent by fax, twelve hours after the time of despatch, provided always that a copy of such fax is in addition notified pursuant to paragraphs ( a), (b) and (c) of this sub-clause 37.1,

provided that if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours, such notice or other communication shall be deemed to be given or made at the start of working hours on the next Business Day.

37.2	The addresses of the parties for the purpose of this Clause 37 are as follows: Meggitt and the DSAG Purchaser:

Address:	Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL
For the attention of:	Terry Twigger (or the Chief Executive Officer of Meggitt from time to time)
Fax:	+44 1202 847840
The ERO Purchaser:

Address:	1001 Pennsylvania Avenue, N.W., Suite 220 South,
Washington, DC 20004, USA
For the attention of:	Peter J. Clare
Fax:	+1 (202) 347-9250

37.3	In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a pre-paid recorded delivery or registered post letter, or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

37.4	A party may notify the others of any change to its name, relevant address or facsimile number for the purposes of this Clause 37, provided that such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take effect; and

(b)	if no date is so specified or the date so specified is less than five (5) Business Days after the date on which the notice is given, the date following five (5) Business Days after the notice of any change has been given.

38.	GENERAL

38.1	The parties’ rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

38.2	If a party fails to pay a sum due from it under this Agreement on the due date of payment in accordance with the provisions of this Agreement, that party shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum is discharged at the rate of 3 per cent. per annum above LIBOR (whether before or after judgment). Interest accrues and is payable from day to day.

38.3	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

39.	CONFLICT WITH OTHER AGREEMENTS

In the event of any conflict between this agreement and the DSAG Purchase Agreement or the ERO Purchase Agreement this Agreement shall prevail.

40.	GOVERNING LAW AND JURISDICTION

40.1	This Agreement shall be governed by and construed in accordance with the laws of England.

40.2	Each of the parties agrees that the Courts of England are to have jurisdiction to settle any disputes which may arise in connection with this Agreement or the transactions contemplated hereby or the consequences of its nullity.

40.3	Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby in the Courts of England and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

41.	ADDRESS FOR SERVICE

The ERO Purchaser irrevocably appoints CECP Investment Advisors Limited of 57 Berkeley Square, London W1, Attn: Peter J. Clare to be its agent for the receipt of claim forms, application notices, orders or judgments. It agrees that any such document may be effectively served on it in connection with any proceeding, suit or action arising in connection with this Agreement in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

SIGNATURE PAGES

Signed by Philip Green	)
for and on behalf of	)
Meggitt Acquisition Limited	)	/s/ Philip Green

Signed by Philip Green	)
for and on behalf of	)
Meggitt plc	)	/s/ Philip Green

Signed by Peter J. Clare	)
for and on behalf of	)
Standard Aero Holdings, Inc.	)	/s/ Peter J. Clare